Filed pursuant to Rule 424(b)(3)

File No. 333-203707

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 5 DATED MARCH 9, 2016

TO THE PROSPECTUS DATED SEPTEMBER 29, 2015

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC dated September 29, 2015, Supplement No. 1 dated November 13, 2015, Supplement No. 2 dated December 15, 2015, Supplement No. 3 dated January 8, 2016, and Supplement No. 4 dated January 27, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update regarding the status of our offering;

●	our entry into a Construction Loan Agreement with Lex Partners II, LLC;

●	our entry into the Second Amendment to the Loan Purchase and Sale Agreement with S.K. Funding, LLC;

●	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the year ended December 31, 2015; and

●	our audited consolidated financial statements for the year ended December 31, 2015.

Status of Our Offering

We commenced our initial public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued $8,248,000 in Notes. We commenced our follow-on offering of Notes (our “Follow-on Offering”) on September 29, 2015. As of March 9, 2016, we have issued approximately $1,477,000 of Notes in our Follow-on Offering. As of March 9, 2016, approximately $68,523,000 of Notes remain available for sale to the public under our Follow-on Offering. The Follow-on Offering will not last beyond September 29, 2017, which is two years after the effective date of this offering, unless extended by our board of managers as permitted under applicable law. We also reserve the right to terminate the Follow-on Offering at any time.

Construction Loan to Lex Partners II, LLC

On February 19, 2016, we entered into a Construction Loan Agreement (the “Construction Loan Agreement”) by and between us and Lex Partners II, LLC (“LPII”), pursuant to which we extended a construction loan (the “Sarasota Loan”) to LPII to be used for the refinance of a parcel of land in Sarasota, Florida and the construction of a water front home thereon. The Sarasota Loan is for an amount up to $3,600,000, evidenced by a promissory note (the “Note”), and secured by a mortgage. The Sarasota Loan closed on February 22, 2016 and the balance of the loan at closing was approximately $2,688,000.

A loan fee of 5% of the loan amount was paid upon closing of the Sarasota Loan, from proceeds of the loan. The Sarasota Loan bears interest at a rate of our cost of funds plus 2% for the twelve months following the date of closing, our cost of funds plus 4% for the thirteenth through eighteenth months following the date of closing, our cost of funds plus 6% for the nineteenth through twenty-fourth months following the date of closing, and thereafter at a rate of our cost of funds plus 8%. The initial rate index (i.e., our cost of funds) is 9.94% per annum. LPII used the funds under the Sarasota Loan to refinance the lot as well as for payment of fees and hereafter may make up to seven draws used to fund construction.

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Payments of interest are due monthly. Payments of principal are due upon our demand or upon the sale or transfer of the parcel. The Sarasota Loan may be prepaid at any time, in whole or in part, without penalty.

Entry into Second Amendment to the Loan Purchase and Sale Agreement with S.K. Funding, LLC

On February 19, 2016, we entered into the Second Amendment (the “Second Amendment”) to the Loan Purchase and Sale Agreement (the “Agreement”) with S.K. Funding, LLC (“S.K. Funding”). The Agreement was originally entered into between us and Seven Kings Holdings, Inc. (“7Kings”). However, on or about May 7, 2015, 7Kings assigned its right and interest in the Agreement to S.K. Funding.

The purpose of the Second Amendment was to allow S.K. Funding to purchase portions of up to three loans from us under parameters different from those specified in the Agreement. The loans are larger than the typical loans sold under the Agreement, and S.K. Funding is purchasing priority interests in each loan. Specifically, S.K. Funding is purchasing portions of two loans made to Benjamin Marcus Homes, LLC, one in the amount of $425,000 and the other in the amount of $575,000. S.K. Funding is also purchasing $1,000,000 of a loan made to LPII (the “Lex Partners Loan”). We agreed to pay S.K. Funding an amount equal to two points on the amount of the Lex Partners Loan funded, to be paid simultaneously with S.K. Funding’s funding of that loan. S.K. Funding has the right to participate in discussions concerning servicing of the loans as the loans age beyond their likely durations. The interest rate accruing to S.K. Funding is 9.5% calculated on a 365/366 day basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(All dollar [$] amounts shown in thousands.)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this supplement.

Overview

We were organized in the Commonwealth of Pennsylvania in 2007 under the name 84 RE Partners, LLC and changed our name to Shepherd’s Finance, LLC on December 2, 2011. We converted to a Delaware limited liability company on March 29, 2012. Our business is focused on commercial lending to participants in the residential construction and development industry. We believe this market is underserved because of the lack of traditional lenders currently participating in the market. We are located in Jacksonville, Florida. Our operations are governed pursuant to our operating agreement.

From 2007 through the majority of 2011, we were the lessor in three commercial real estate leases with a then affiliate, 84 Lumber Company. Beginning in late 2011, we began commercial lending to residential homebuilders. Our current loan portfolio is described more fully in this section under the sub heading “Commercial Construction and Development Loans.” We have a limited operating history as a finance company. We currently have four paid employees, including our Executive Vice President of Operations. We currently use our CEO to originate most of our new loans, and augment that with several people to whom we pay consulting fees. Our Board of Managers is comprised of Mr. Wallach and three independent Managers – Bill Myrick, Eric Rauscher, and Kenneth R. Summers. Our officers are responsible for our day-to-day operations, while the Board of Managers is responsible for overseeing our business.

The commercial loans we extend are secured by mortgages on the underlying real estate. We extend and service commercial loans to small-to-medium sized homebuilders for the purchase of lots and/or the construction of homes thereon. We also extend and service loans for the purchase of undeveloped land and the development of that land into residential building lots. In addition, we may, depending on our cash position and the opportunities available to us, do none, any or all of the following: purchase defaulted unsecured debt from suppliers to homebuilders at a discount (and then secure that debt with real estate or other collateral), purchase defaulted secured debt from financial institutions at a discount, and purchase real estate in which we will operate our business.

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Our Chief Executive Officer, Daniel M. Wallach, has been in the housing industry since 1985. He was the CFO of a multi-billion dollar supplier of building materials to home builders for 11 years. He also was responsible for that company’s lending business for 20 years. During those years, he was responsible for the creation and implementation of many secured lending programs to builders. Some of these were performed fully by that company, and some were performed in partnership with banks. In general, the creation of all loans, and the resolution of defaulted loans, was his responsibility, whether the loans were company loans or loans in partnership with banks. Through these programs, he was responsible for the creation of approximately $2,000,000 in loans which generated interest spread of $50,000, after deducting for loan losses. Through the years, he managed the development of systems for reducing and managing the risks and losses on defaulted loans. Mr. Wallach also was responsible for that company’s unsecured debt to builders, which reached over $300,000 at its peak. He also gained experience in securing defaulted unsecured debt.

We had $14,060 and $8,097 in loan assets as of December 31, 2015 and 2014, respectively. Loan assets increased at an annualized rate of 74% and equity increased 7% during the same period. Loan assets increased 100% and equity increased 61% from December 31, 2013 to December 31, 2014. As of December 31, 2015, we have a limited number of construction loans in nine states with fourteen borrowers, and have three development loans in Pittsburgh, Pennsylvania. At the end of 2014 and again in April 2015, we entered into purchase and sale agreements for portions of our loans. The first loan portions sold under the program took place during the first quarter of 2015 and it has allowed us to increase our loan balances and commitments significantly in 2015.

We currently have six sources of capital:

	December 31, 2015	December 31, 2014
Capital Source
Purchase and sale agreements	$3,683	$–
Secured line of credit from affiliates	–	–
Unsecured Notes through our Notes offer	8,496	5,427
Other unsecured debt	600	375
Preferred equity	1,010	1,000
Common equity	2,274	2,057

Total	$16,063	$8,859

Certain features of the purchase and sale agreement have added liquidity and flexibility, which have lessened the need for the lines of credit from affiliates. Eventually, the Company intends to permanently replace the lines of credit to affiliates with a secured line of credit from a bank or through other liquidity.

Economic and Industry Dynamics

Demand for residential construction loans was negatively impacted by the net decrease in housing starts (a key driver relative to commercial lending to residential homebuilders) in the past nine years. The housing market started to decline in 2006, reached its bottom in 2008, and is not back to historical norms as of December 31, 2015. See “Inflation, Interest Rates, and Housing Starts” later in this section. This decrease followed 15 years of increases in housing starts. Home values also decreased during the housing start decline, but have returned to average numbers. The combination of these events, along with others, presented significant hurdles to residential homebuilders.

Due to the need to fund either part or all of the costs of their construction projects, homebuilders often have to work with lending institutions. The normal lending institutions (banks, S&L, credit unions, etc.) have all been negatively impacted by these same recent trends, which have raised default rates and losses related to commercial lending loans issued to residential homebuilders. In fact, many state and federal regulators are discouraging community banks and lending institutions from lending to residential homebuilders.

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We believe all the factors above present three significant opportunities. The first opportunity, and our primary focus, is to become the lender of choice or secondary lender to residential homebuilders during the absence of lending at the homebuilder’s local financial institution or community bank. Another is to purchase and securitize the loans made by building supply companies to those homebuilders. Finally, we may acquire deeply discounted defaulted debt from other financial institutions. While we have not entered into any transactions related to the final two opportunities, we will remain mindful of those opportunities to generate a return from such transactions.

Perceived Challenges and Anticipated Responses

The following is not intended to represent a comprehensive list or description of the risks or challenges facing the Company. Currently, our management is most focused on the following challenges along with the corresponding actions to address those challenges:

Perceived Challenges and Risks	Anticipated Management Actions/Response
Concentration of loan portfolio (i.e., how many of the loans are of one type, with any particular customer, or within any particular geography)	37% and 60% of our loan commitments as of December 31, 2015 and 2014, respectively, were to one builder in one market (Pittsburgh, Pennsylvania). As of December 31, 2015 and 2014, we have loans in 9 and 7 states to 14 and 10 builders, respectively. As of December 31, 2015, our next two largest customers make up 22% and 6% respectively of our loan commitments, with loans in Sarasota, Florida and Columbia, South Carolina, respectively. As of December 31, 2014, our next two largest customers made up 9% and 8% respectively of our loan commitments, with loans in New Orleans, Louisiana and Charleston, South Carolina. In the upcoming years, we plan on increasing our geographic and builder diversity while continuing to focus on residential homebuilder customers.
Potential loan value-to-collateral value issues (i.e., being underwater on particular loans)	We manage this challenge by risk-rating both the geographic region and the builder, then adjusting the loan-to-value (i.e., the loan amount versus the value of the collateral) based on risk assessments. Additionally, for construction loans, we collect a deposit up-front.
Potential increases in interest rates, which would reduce operating income	We offer variable rate loans that incorporate a spread (i.e., profit) above the Company’s costs of funds to insulate it against this risk. A more detailed description is included in Interest Spread below.
Liquidity

As in every financial institution, we manage our loan balances to builders with our capital structure in mind. We have six sources of capital:

● Secured lines of credit from our members;

● Purchase and sale agreements which are treated like a secured borrowing;

● Our Notes offering;

● Other unsecured debt;

● Preferred equity; and

● Common equity.

We make decisions as to:

● What loans and to what customer(s) to make loan(s);

● What portions of loans to sell (under our purchase and sale agreements); and

● What interest rates and terms to offer to prospective Note holders.

These decisions are based on:

● Expected customer payoffs and borrowings;

● Expected Note redemptions;

● Expected new Note proceeds;

● Availability on our lines of credit;

● Unfunded commitments; and

● Loans we have agreed to make which have not closed yet.

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Opportunities

Although we can give no assurance as to our success in our efforts, in the future, our management will focus its efforts on the following opportunities:

●	receiving money from the Notes and other sources of capital, sufficient to operate our business and allow for growth and diversification in our loan portfolio;

●	growing loan assets and the staffing and operations to handle it. We hire office staff as loan volume grows, and hire the origination staff, which is field based, as our liquidity allows for new loan originations. The goal for the field staff is to have a geographic coverage that eventually covers most of the continental U.S.;

●	replacing our existing lines of credit from our affiliates with lines of credit from financial institutions. We would like the maximum amount (the credit limit) to be 20% of our asset size, and our outstanding amounts to average 10% of our asset size. Certain features of the purchase and sale agreements have added liquidity and flexibility, which have lessened the need for the lines of credit;

●	producing a profit, and making distributions to our members to cover their tax burden from our operations, and, if possible, to give them a return on their investment; and

●	retaining earnings to grow the equity of the Company.

Understanding and Evaluating Our Operating Results

Our results of operations are driven by three major factors - interest spread, loan losses, and selling, general and administrative (SG&A) expenses.

Interest Spread

Interest spread is generally made up of the following three components:

● Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings).

● Fee income. This fee is generally recognized over the life of the loan, based on the maximum allowed loan balance over the expected life of the loan. The amount of interest spread on these loans will depend on the life of the loans, as well as the fee percentage. As more competition comes into the residential construction lending market, we expect this portion of spread income to decrease as a percentage of assets.

● Amount of nonperforming assets. Since we are paying interest on all money we borrow, any asset created or funded with borrowed funds that does not have an interest return costs us money. There is an interest expense for us, with no interest income to offset it. Generally there are two types of nonperforming assets. The first is nonperforming loans and related foreclosed assets held, which do not generate interest income unless actually received in cash. The second nonperforming asset type is money borrowed which is not invested in loans. To mitigate the negative spread on unused borrowed funds (idle cash), we use our line of credit to handle daily liquidity. We would like to maintain a secured line of credit with a credit limit of 20% of our loan assets, and generally carry a balance of 10% of our loan assets on that line. This way, as money comes in from Notes or loan payoffs, it can be used to pay down the line, and as money goes out for Note redemptions and new loans created, money can be drawn on the line. This will help reduce any negative spread on idle cash.

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We calculate interest spread by taking the difference between interest income and expense, and, when we express it as a percentage, by dividing it by our weighted average outstanding loan balance.

Loan Losses

The second major factor in determining our profitability is loan losses. Losses on loans occur with nonperforming loans (i.e., when customers are unable to repay their interest and/or principal). Normally, the loss in this situation is the difference between the collateral value and the loan value, less any costs of disposal. Homes which were constructed in the mid 2000’s created significant losses because many homes were worth less when completed than the appraised value at the time the loan was created. Losses also occur in loans when homes are partly built at the point of default, or never built. Generally, a declining real estate market will be the primary driver for loan losses. We believe that while current values may fall in some real estate markets, in general, values are low and represent a lower risk than at many other times over the last eight years, and that over the last several years in general, values have been rising.

SG&A Expenses

SG&A expenses for us are almost all of the expenses that are not interest and loan losses. In 2015 we increased SG&A as compared to 2014 due to increases in the number of employees and board members, loan and foreclosed asset expenses, and advertising. Foreclosed asset expeneses generally include subdivsision HOA expenses, taxes, and legal expenses. We anticipate SG&A expenses increasing as our loan balance increases, and because we are paying our CEO effective January 1, 2016.

Critical Accounting Estimates

To assist in evaluating our consolidated financial statements, we describe below the critical accounting estimates that we use. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used, would have a material impact on our consolidated financial condition or results of operations.

Loan Losses

Nature of estimates required

Loan losses, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of losses to capture during the current year. This current period amount incurred is referred to as the loan loss provision. The calculation of our allowance for loan losses, which appears on our consolidated balance sheets, requires us to compile relevant data for use in a systematic approach to assess and estimate the amount of probable losses inherent in our commercial lending operations and to reflect that estimated risk in our allowance calculations. We use the policy summarized as follows:

We establish a collective reserve for all loans which are not more than 60 days past due at the end of a quarter. This collective reserve takes into account both historical information and a qualitative analysis of housing and other economic factors that may impact our future realized losses. For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we individually analyze for impairment all loans which are more than 60 days past due at the end of a quarter. For loans to one borrower with committed balances equal to or greater than 10% of our total committed balances on all loans extended to all customers, we individually analyze all loans for potential impairment. The analysis of loans, if required, includes a comparison of estimated collateral value to the principal amount of the loan. For impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property.

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For loans greater than 12 months in age that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. For all loans individually evaluated for impairment, there is also a broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or the most recent appraisal, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a broker’s opinion of value.

Appraisers are state certified, and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or not affordable, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

Loan losses are also impacted when a loan asset is taken through foreclosure or similar means and changed from a loan to a foreclosed asset. The valuation for foreclosed assets does not include future value, as it does while the asset is a loan, and therefore the calculation can have a different result. Also as market values of foreclosed assets reduce, losses are added to loan loss. Gains on loan assets as they become foreclosed assets, and as foreclosed assets are liquidiated, are reflected in non-interest income, gain on foreclosed assets.

Fair Value

Nature of estimates required

Currently, fair value of collateral has the potential to impact the calculation of the loan loss provision most heavily. Specifically relevant to the allowance for loan loss reserve is the fair value of the underlying collateral supporting the outstanding loan balances. Also the fair value of real estate will effect our foreclosed asset value (which is booked at 100% of fair value (after selling cost are deducted). Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Due to a rapidly changing economic market, an erratic housing market, the various methods that could be used to develop fair value estimates, and the various assumptions that could be used, determining the collateral’s fair value requires significant judgment.

Sensitivity analysis

December 31, 2015
Loan Loss
Provision
Change in Fair Value Assumption	Higher/(Lower)
Increasing fair value of the real estate collateral by 30%*	$–
Decreasing fair value of the real estate collateral by 30%**	$33

* Increases in the fair value of the real estate collateral do not impact the loan loss provision, as the value generally is not “written up.”

**If the loans were nonperforming, assuming a book amount of the loans outstanding of $14,060 and the fair value of the real estate collateral on all outstanding loans was reduced by 30%, an addition to the loan loss provision of $33 would be required.

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December 31, 2015
Foreclosed
Assets
Change in Fair Value Assumption	Higher/(Lower)
Increasing fair value of the foreclosed asset by 30%*	$–
Decreasing fair value of the foreclosed asset by 30%	$(290)

* Increases in the fair value of the foreclosed assets do not impact the carrying value, as the value generally is not “written up.” Those gains would be recognized at the sale of the asset.

Amortization of Deferred Financing Costs

We amortize our deferred financing costs based on the effective interest method. As such, we make estimates for the duration of the future investment proceeds we anticipate receiving from our Notes offering. If this estimate is determined to be incorrect in the future, the rate at which we are amortizing the deferred financing costs as interest expense would be adjusted.

Currently we anticipate a consistent average duration of 21 months for the Notes. An increasing average duration over the remaining anticipated length of the Notes offering would decrease the amount of amortization reflected in interest expense for 2015, and a decreasing average duration of investments over the remaining anticipated length would increase the amount reflected in interest expense for 2015.

Sensitivity analysis for average duration

Change in Anticipated Average Duration	Resulting adjustment needed to Interest Expense during the next 12 months Higher/(Lower)
Decreasing the average duration to 2 months for all remaining months of origination	$6
Increasing the average duration to 2 months for all remaining months of origination	$(6)

Other Loss Contingencies

Other loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as courts, arbitrators, juries, or regulators.

Accounting and Auditing Standards Applicable to “Emerging Growth Companies”

We are an “emerging growth company” under the recently enacted JOBS Act. For as long as we are an “emerging growth company,” we are not required to: (1) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (2) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our consolidated financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to instead comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

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Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the consolidated financial statements. Policies related to credit quality information, fair value measurements, offsetting assets and liabilities, related party transactions and revenue recognition require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under reexamination or have recently been addressed by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Notes 1 and 2 to our consolidated financial statements, as they discuss accounting policies that we have selected from acceptable alternatives.

Consolidated Results of Operations

Key financial and operating data for the years ended December 31, 2015 and 2014 are set forth below. For a more complete understanding of our industry, the drivers of our business, and our current period results, this discussion should be read in conjunction with our consolidated financial statements, including the related notes and the other information contained in this document.

Accounting principles generally accepted in the United States of America (U.S. GAAP) require that we report financial and descriptive information about reportable segments and how these segments were determined. Our management determines the allocation and performance of resources based on operating income, net income and operating cash flows. Segments are identified and aggregated based on the products sold or services provided and the market(s) they serve. Based on these factors, management has determined that our ongoing operations are in one segment, commercial lending.

Below is a summary of our income statement for the following periods for the years ended December 31, 2015 and 2014:

	2015	2014

Interest Income
Interest and fee income on loans	$1,863	$1,138
Interest expense	864	433

Net interest income	999	705
Less: Loan loss provision	59	22

Net interest income after Loan loss provision	940	683

Non-Interest Income
Gain from foreclosure of assets	105	–

Income	1,045	683

Non-Interest Expense
Selling, general and administrative	547	390

Total non-interest expense	547	390

Net income	$498	$293

Earned distribution to preferred equity holder	100	–

Net income attributable to common equity holders	$398	$293

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Interest Spread

The following table displays a comparison of our interest income, expense, fees and spread:

	For the Years Ended December 31,
(in thousands of dollars)	2015		2014
Interest Income		*		*
Interest income on loans	$1,156	12%	$662	9%
Fee income on loans	707	7%	476	7%
Interest and fee income on loans	1,863	19%	1,138	16%
Interest expense – related parties	–	–	1	–
Interest expense – secured	125	1%	–	–
Interest expense – unsecured	510	6%	345	5%
Amortization of offering costs	229	2%	87	1%
Interest expense	864	9%	433	6%
Net interest income (spread)	999	10%	705	10%

Weighted average outstanding loan asset balance	$9,848		$6,953

*annualized amount as percentage of weighted average outstanding gross loan balance

There are three main components that can impact our interest spread:

● Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings). The loans we have originated have interest rates which are based on our cost of funds, with a minimum cost of funds of 5%. The margin is fixed at 2%. Future loans are anticipated to be originated at approximately the same 2% margin. This component is also impacted by the lending of money with no interest cost (our equity). Our interest income was 12% and 9% for the years ended December 31, 2015 and 2014, respectively. Our interest cost (expressed as a percentage of our loan assets) was 9% and 6% for the years ended December 31, 2015 and 2014, respectively. These amounts are less than our actual borrowing rate, as some of the funds we lend are funded by equity that has no borrowing cost. The difference was 3% for both of those periods. Our interest expense increased in 2015 as we sought to increase our loan balances and found that we were able to so by raising the interest rates we paid to our lenders, including the Notes program. It also increased due to the extinguishment of the SF Loan which had a 5% interest rate. We expect the relationship between interest income and expense for the first half of 2016 to be generally consistent with 2015. We expect an increase in the spread for the second half of 2016, as discussed in the next paragraph.

● Fee income. Fee income is displayed in the table above. The two loans originated in December 2011 had a net origination fee of $924. This fee is being recognized over the life of the loans. In both 2015 and 2014, this fee was 4% of the average outstanding balance on those loans. All of our construction loans have a 5% fee on the amount we commit to lend, which is amortized over the expected life of each of those loans. In both 2015 and 2014, this fee was 12% of the average outstanding balance on those loans. In the future, we anticipate creating loans with fees ranging between 4 and 5% of the maximum loan amount, and we anticipate that our fee percentage in 2016 vs. 2015 will be slightly higher due to construction loans being a higher portion of our balances in 2015, and slightly lower due to the 2011 loans only having fee income through July 2016. After July 2016, the interest rate on those loans increases to offset the decrease in fee income, but that amount will be reflected in the difference between the interest rate received and the interest rate paid amounts described in the previous paragraph.

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● Amount of nonperforming assets. We had no nonperforming loan assets at December 31, 2015 and 2014, however during 2015 we had loans which did not perform (pay interest). Those loans were foreclosed or acquired in lieu of foreclosure and taken into foreclosed assets during 2015. On December 31, 2015 and 2014, we carried cash balances of $1,341 and $558, respectively. We would like to have a secured line of credit with a credit limit of 20% of our loan assets, and generally carry a balance of 10% of our loan assets on that line. This way, as money comes in from Notes or loan payoffs, it can be used to pay down the line, and as money goes out for Note redemptions and new loans created, money can be drawn on the line. This would help reduce any negative spread on idle cash. Certain features of the purchase and sale agreement with the Loan Purchaser have added liquidity and flexibility, which have lessened the need for the lines of credit from affiliates. We have unfunded loan commitments outstanding as of December 31, 2015 and 2014 of $7,332 and $1,745, respectively. We do not anticipate having the secured line of credit mentioned above during 2016, and we expect to continue to carry cash balances as a result.

Loan Loss Provision

Prior to a foreclosure sale in July 2015, at which we took the properties into foreclosed assets, we had three nonperforming loans to one borrower. (Foreclosure started in February 2015). The loans were collateralized by lots that were intended for construction, but construction did not commence. We recorded no income from these loans in 2015 and reserved $42 in our loan loss provision for these loans in 2015. We recorded $17 and $22 in the years 2015 and 2014, respectively, in loss reserve related to our collective reserve (loans not individually impaired). We anticipate that the collective reserve will increase as our balances rise throughout 2016.

SG&A Expenses

The following table displays our SG&A expenses for the years ended December 31, 2015 and 2014:

	For the Years Ended December 31,
	2015	2014
Selling, general and administrative expenses
Legal and Accounting	$144	$153
Salaries and related expenses	187	91
Board related expenses	105	74
Advertising	22	10
Rent and Utilities	20	17
Printing	12	12
Loan and foreclosed asset expenses	16	5
Travel	15	8
Other	26	20
Total SG&A	$547	$390

Salaries and related expenses increased in 2015 due to increasing our staff size. We anticipate adding more staff in 2016, and we will begin paying a salary to our CEO effective January 1, 2016. Board related expenses increased due to the addition of a board member. Advertising increased due to expenses related to both investor retention and new builder efforts. Loan and foreclosed asset expenses increased due to expenses related to having real estate which we foreclosed on. We anticipate additional travel and advertising expenses in 2016 due to having a field staff, the first of which was hired in December of 2015.

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Consolidated Financial Position

Cash and Cash Equivalents

We try to not borrow on our line of credit from affiliates. To accomplish this, we must carry some cash for liquidity. This amount generally grows as our company grows. At December 31, 2015 and 2014, we had $1,341 and $558, respectively, in cash. When we create new loans, they typically do not have significant outstanding loan balances for several months. We anticipate loan production to increase in 2016, therefore increasing the average amount of cash we may hold, unless we obtain a line of credit from a financial institution.

Deferred Financing Costs, Net

Gross deferred financing costs were $935 and $737 as of December 31, 2015 and 2014, respectively. The accumulated amortization of those costs was $336 and $107 as of the same dates. We expect that the gross deferred financing amount will continue to increase over time as more of the anticipated financing costs are deferred when paid, and expensed over the life of the debt associated with the financing using the effective interest method. We also expect that the amortization expense and the accumulated amortization will increase in 2016.

The following is a roll forward of deferred financing costs for the years ended December 31, 2015 and 2014:

	2015	2014
Deferred financing costs, beginning balance	$737	$669
Additions	198	68
Deferred financing costs, ending balance	$935	$737
Less accumulated amortization	(336)	(107)
Deferred financing costs, net	$599	$630

The following is a roll forward of the accumulated amortization of deferred financing costs for the years ended December 31, 2015 and 2014:

	2015	2014
Accumulated amortization, beginning balance	$107	$20
Additions	229	87
Accumulated amortization, ending balance	$336	$107

Loans Receivable

In December 2011, we originated two new loans and assumed a lender’s position on a third loan, which, net of unearned loan fees, had total balances of $6,004 and $4,435 as of December 31, 2015 and 2014, respectively (these amounts do not include the construction loans mentioned below). These loans were all to borrowers that are affiliated with each other, and are cross-collateralized. Collectively, the development loans and home construction loans to the borrower are referred to herein as the “Pennsylvania Loans.” No individual impairment has been deemed necessary for these loans. The purpose of the loans was to develop two subdivisions in a suburb of Pittsburgh, Pennsylvania. The Hamlets subdivision is a five phase subdivision of 81 lots, of which 48 have been developed and sold, 11 are developed and not sold, 7 are under development, and 15 are undeveloped as of December 31, 2015. The Tuscany subdivision is a single phase 18 lot subdivision, with 8 lots remaining as of December 31, 2015. A portion of the collateral of the Pennsylvania Loans is preferred equity interests in us (see Risk Factor “Currently, we are reliant on a single developer and homebuilder, the Hoskins Group, for a significant portion of our revenues and a portion of our capital.”).

In April, July, September and December 2013, in March and December 2014, and in March, June and December of 2015, we entered into amendments to the Pennsylvania Loans. As a result of these amendments, BMH was allowed to borrow for the construction of homes on lots 204, 205, and 206 of the Hamlets subdivision and lots 2 and 5 of the Tuscany subdivision, both located in a suburb of Pittsburgh, Pennsylvania, and to borrow for the purchase of lot 5 of the Hamlets subdivision. As of December 31, 2015, all of the construction loans for homes extended by amendment to the credit agreement have been repaid. The lot loan for lot 5 in the Hamlets subdivision is still outstanding.

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As a result of these amendments to the Credit Agreement, we converted $1,000 of the SF Loan from debt to preferred equity. The new preferred equity serves as collateral for the Pennsylvania Loans. There is no liquid market for the preferred equity instrument, so we can give no assurance as to our ability to generate any amount of proceeds from that collateral. We also reduced the balance of the SF Loan by $125, which was added to the Interest Escrow, and repaid the remaining $375 with cash. The interest rate on the Existing IMA Loan was raised to match the New IMA Loan. As of December 2015, the Hoskins Group invests in our preferred equity an amount equal to $10 per closing of a lot payoff in the Hamlets or Tuscany subdivisions.

Also as a result of these amendments to the Credit Agreement, we funded an additional $500 of interest escrow, we issued a letters of credit to a sewer authority relating to BMH Loan which totaled $68 and $155 as of December 31, 2015 and 2014, respectively (the “Letter of Credit”), and we issued cash bonds for development with $257 and $0 outstanding on December 31, 2015 and 2014, respectively. We also allowed a fully funded mortgage in the amount of $1,146 to be placed in superior position to our mortgage, with the $1,146 proceeds being used to reduce the balance of BMH’s outstanding loan with us. The terms and conditions of the Pennsylvania Loans are set forth in further detail below.

We have other borrowers, all of whom borrow money for the purpose of building new homes.

Commercial Loans – Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2015. The Pennsylvania loans below are included as part of the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount		Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
Pennsylvania	1	3	$7,902	6,456	(3)	$6,118	77%	$1,000
Total	1	3	$7,902	$6,456		$6,118	77%	$1,000

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third party mortgage balances. Part of this collateral is $1,010 of preferred equity in our Company. In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value.

(3)	The commitment amount includes letters of credit and cash bonds.

The following is a summary of our loan portfolio to builders for land development as of December 31, 2014. The Pennsylvania loans below are included as part of the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount		Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
Pennsylvania	1	3	$5,997	$4,903	(3)	$4,748	79%	$1,000
Total	1	3	$5,997	$4,903		$4,748	79%	$1,000

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third party mortgage balances. Part of this collateral is $1,000 of preferred equity in our Company. In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value.

(3)	The commitment amount includes a portion of the letter of credit which, when added to the current outstanding balance, is greater than the $4,750 maximum commitment amount per the Credit Agreement.

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Commercial Loans – Construction Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2015.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Colorado	1	4	$2,160	$1,519	$830	70%		5%
Connecticut	1	1	715	500	251	70%		5%
Delaware	1	2	1,074	671	105	63%		5%
Florida	3	10	10,683	6,440	4,378	60%		5%
Georgia	2	3	3,916	2,278	712	58%		5%
New Jersey	1	2	510	357	268	70%		5%
North Carolina	1	2	385	270	172	70%		5%
Pennsylvania	2	6	4,107	2,391	1,275	58%		5%
South Carolina	2	16	2,395	1,699	1,136	71%		5%
Total	14	46	$25,945	$16,125	$9,127	62	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2014. Some of the Pennsylvania loans are included as part of the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio (2)		Loan Fee
Colorado	1	1	$515	$361	$68	70%		5%
Florida	1	2	685	480	404	70%		5%
Georgia	2	5	1,027	810	349	79%		5%
Louisiana	1	2	1,230	861	620	70%		5%
New Jersey	1	1	390	273	259	70%		5%
Pennsylvania	2	4	2,826	1,850	1,463	65%		5%
South Carolina	2	4	1,577	900	780	57%		5%
Total	10	19	$8,250	$5,535	$3,943	67	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

Financing receivables are comprised of the following as of December 31, 2015 and 2014:

	2015	2014

Commercial loans, gross	$15,247	$8,691
Less: Deferred loan fees	(628)	(438)
Less: Deposits	(521)	(134)
Less: Allowance for loan losses	(38)	(22)

Commercial loans, net	$14,060	$8,097

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Roll forward of commercial loans for the years ended December 31, 2015 and 2014:

	2015	2014

Beginning balance	$8,097	$4,045
Additions	13,760	7,433
Payoffs/Sales	(6,436)	(3,394)
Moved to foreclosed assets	(767)	–
Change in builder deposit	(387)	(98)
Change in loan loss provision	(17)	(22)
New loan fees	(897)	(343)
Earned loan fees	707	476

Ending balance	$14,060	$8,097

Finance Receivables – Method of impairment calculation:

	December 31, 2015	December 31, 2014

Performing loans evaluated individually	$9,971	$5,571
Performing loans evaluated collectively	4,089	2,526
Non-performing loans without a specific reserve	$–	$–
Non-performing loans with a specific reserve	–	–

Total evaluated collectively for loan losses	$14,060	$8,097

Below is an aging schedule of loans receivable as of December 31, 2015, on a recency basis:

	No. Accts.	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	49	$14,060	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	49	$14,060	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	0%

Total	49	$14,060	100%

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Below is an aging schedule of loans receivable as of December 31, 2015, on a contractual basis:

	No. Accts.	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	49	$14,060	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	49	$14,060	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	0%

Total	49	$14,060	100%

Below is an aging schedule of loans receivable as of December 31, 2014, on a recency basis:

	No. Accts.	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	22	$8,097	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	22	$8,097	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	0%

Total	22	$8,097	100%

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Below is an aging schedule of loans receivable as of December 31, 2014, on a contractual basis:

	No. Accts.	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	22	$8,097	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	22	$8,097	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	0%

Total	22	$8,097	100%

Customer Interest Escrow

The Pennsylvania Loans called for a funded Interest Escrow account which was funded with proceeds from the Pennsylvania Loans. The initial funding on that Interest Escrow was $450. The balance as of December 31, 2015 and 2014 was $267 and $249, respectively. To the extent the balance is available in the Interest Escrow, interest due on certain loans is deducted from the Interest Escrow on the date due. The Interest Escrow is increased by 10% of lot payoffs on the same loans, and by interest and/or distributions on the SF Loan and Hoskins Group preferred equity. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding. The Interest Escrow is also used to contribute to the reduction of the $400 subordinated mortgage upon certain lot sales of the collateral of that loan.

Ten and nine other loans active as of December 31, 2015 and 2014 also have interest escrows. The cumulative balance of all interest escrows other than the Pennsylvania Loans was $231 and $69 as of December 31, 2015 and 2014, respectively.

Roll forward of interest escrow for the years ended December 31, 2015 and 2014:

	2015	2014

Beginning balance	$318	$255
+ SF Loan interest and preferred equity dividends	82	75
+ Additions from Pennsylvania Loans	562	318
+ Additions from other loans	328	159
- Interest and fees	(755)	(489)
- Repaid to borrower or used to reduce principal	(37)	–

Ending balance	$498	$318

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Notes Payable Unsecured

At the same time that we extended the Pennsylvania Loans in December 2011, we assumed a note payable to our borrowing customer for $1,500, which was the balance until December 2014. This loan was unsecured and had the same priority as the Notes. It was also collateral for the loans we extended to this customer. In December 2014, we converted $1,000 of this note payable to preferred equity and moved $125 of the note payable to the interest escrow. In January 2015, we repaid the remaining $375 to the borrower. In addition, we owed $8,496 and $5,427 in Notes payable under our Notes offering December 31, 2015 and 2014, respectively. In August 2015, we borrowed $500 through a note with Seven Kings Holdings, Inc. (“7Kings”), which is due in February of 2016. We also have a note to a third party for $100 which is due in June 2017. We expect our Notes payable unsecured balance to increase as we raise funds in our Notes offering.

Notes Payable Related Party

We have two lines of credit from affiliates, which had a combined, outstanding balance of $0 as of both December 31, 2015 and 2014. We had $1,500 available to us on the affiliate lines as of both December 31, 2015 and 2014, although there is no obligation of the affiliates to lend money up to the note amount. We intend to have a line of credit or multiple lines of credit in the future, and intend to eventually replace these lines from affiliates with lines from unrelated financial institutions. However, we can make no assurance that we will obtain a line of credit with an unrelated financial institution on favorable terms or at all. Certain features of the purchase and sale agreement with the Loan Purchaser have added liquidity and flexibility, which have lessened the need for the lines of credit from affiliates.

7Kings owns 4% of our common equity. 7Kings also:

●	Is an investor in our notes program for $500;

●	Is a buyer in a purchase and sale agreement where we are the seller; and

●	Has a $500 unsecured note due from us.

Purchase and Sale Agreements

In December 2014, the Company entered into a purchase and sale agreement with 1st Financial Bank USA whereby the purchaser may buy loans offered to it by us, and we may be obligated to offer certain loans to purchaser. Purchaser is buying senior positions in the loans they purchase, generally 50% of each loan. Purchaser generally receives the interest rate we charge the borrower (with a floor of 10%) on their portion of the loan balance, and we receive the rest of the interest and all of the loan fee. We service the loans. There is an unlimited right for us to call any loan sold, however in any case of such call, a minimum of 4% of the commitment amount of purchaser must have been received by purchaser in interest, or we must make up the difference. Also, the purchaser has a put option, which is limited to 10% of the funding made by purchaser under all loans purchased in the trailing 12 months.

In April 2015, the Company entered into a purchase and sale agreement with Seven Kings Holdings, Inc. (“7Kings”) as purchaser and the Company as seller, whereby 7Kings buys loans offered to it by us, providing that their portions of the loans always total less than $1,500. 7Kings may adjust the $1,500 with notice, but such change will not cause a buyback by us. 7Kings is buying pari-passu positions in the loans they purchase, generally 50% of each loan. 7Kings generally receives a 9% interest rate on its portion of the loan balance, and we receive the rest of the interest and all of the loan fees. We service the loans. There is an unlimited right for us to call any loan sold. This transaction is accounted for as a secured line of credit. In the fourth quarter of 2015, we entered into a modification of our agreement with 7Kings whereby purchaser agreed to buy priority interests of $1,000 each in two large loans we originated. The interest rate for those two loans is 9.5% to 7Kings. On December 31, 2015, 7Kings and its affiliates purchased 4% of our common equity from the Wallach family.

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The purchase and sale agreements are recorded as secured borrowings in our financial statements.

The purchase and sale agreements are detailed below:

	December 31, 2015		December 31, 2014
	Book Value of	Due From	Book Value of	Due From
	Loans which	Shepherd’s	Loans which	Shepherd’s
	Served as	Finance to Loan	Served as	Finance to Loan
	Collateral	Purchaser	Collateral	Purchaser
Loan purchaser
1st Financial Bank, USA	$2,723	$1,061	$–	$–
Seven Kings Holdings, Inc.	4,522	2,622	–	–

Total	$7,245	$3,683	$–	$–

Contractual Obligations

We currently have four notes outstanding outside of the public offering. Two notes to affiliates are demand notes established on December 30, 2011, with balances of $0 as of both December 31, 2015 and 2014. We also have an unsecured note from 7Kings for $500 due in 2016 and one from an unrelated third party for $100 due in 2017. We have secured debt as well, which is due when the loan collateral is repaid by the borrower. Their maturities are estimated in the table below. As of December 31, 2015, we have contractual obligations with maturity dates of:

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Purchase and Sale Agreements

2016	$6,428	$2,246	$500	$3,683
2017	2,635	2,535	100	–
2018	2,141	2,141	–	–
2019	1,574	1,574	–	–

Total	$12,779	$8,496	$600	$3,683

We are obligated to lend money to customers based on agreements we have with them. We do not always have the maximum amount obligated outstanding at any given time. The amount we have not loaned, but are obligated to lend, under certain conditions is a potential liquidity use. This amount was $7,332 as of December 31, 2015 and $1,745 as of December 31, 2014. See Note 9 of our consolidated 2015 financial statements for more information regarding contractual obligations.

Liquidity and Capital Resources

Our operations are subject to certain risks and uncertainties, particularly related to the concentration of our current operations, a significant portion of which are to a single customer and geographic region, as well as the evolution of the current economic environment and its impact on the United States real estate and housing markets. Both the concentration of risk and the economic environment could directly or indirectly cause or magnify losses related to certain transactions and access to and cost of adequate financing.

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The Company’s anticipated primary sources of liquidity going forward are:

●	The purchase and sale agreements, which are allowing for a significant increase in loan balances;

●	The continued issuance of Notes to the general public through our second public Notes offering, which was declared effective by the SEC on September 29, 2015, and has been registered and declared effective in 37 states as of December 31, 2015. We began to advertise for our Notes offerings in March 2013 and received an aggregate of approximately $8,496 and $5,427 in Notes proceeds as December 31, 2015 and 2014, respectively (net of redemptions). We anticipate continuing our capital raising efforts in 2016, focusing on the efforts that have proven fruitful;

●	Interest income and/or principal repayments related to the loans. The Company’s ability to fund its operations remains dependent upon the ability of our largest borrower, whose loan commitments represented 37% and 60% of our total outstanding loan commitments as of December 31, 2015 and 2014, respectively, to continue paying interest and/or principal. The risk of our largest customer not paying interest is mitigated in the short term by having an interest escrow, which had a balance of $267 and $249 as of December 31, 2015 and 2014, respectively. While a default by this large customer could impact our cash flow and/or profitability in the long term, we believe that, in the short term, a default might impact profitability, but not liquidity, as we are generally not receiving interest payments from the customer while he is performing (interest is being credited from his interest escrow); As of December 31, 2015, our next two largest customers make up 22% and 6% respectively of our loan commitments, with loans in Sarasota, Florida and Columbia, South Carolina, respectively. As of December 31, 2014, our next two largest customers made up 9% and 8% respectively of our loan commitments, with loans in New Orleans, Louisiana and Charleston, South Carolina.

●	Funds borrowed from affiliated creditors.

We generated net income of $498 and $293 for the years ended December 31, 2015 and 2014, respectively and cash flow from operations of $1,322 and $297 for the same periods. At December 31, 2015 and 2014, we had cash on hand of $1,341 and $558, respectively, and our outstanding debt totaled $12,779 and $5,802, respectively, of which $3,683 and $0 was secured, respectively. The secured amount is from our purchase and sale agreements, which add liquidity and allow us to expand our business. As of December 31, 2015 and 2014, the amount that we have not loaned, but are obligated to potentially lend to our customers based on our agreements with them, was $7,332 and $1,745, respectively. Our availability on our line of credit from our members was $1,500 at both December 31, 2015 and 2014. Our members are not obligated to fund requests under our line of credit.

Our current plan is to expand the commercial lending program by using current liquidity and available funding (including funding from our Notes program). We have anticipated the costs of this expansion and the continuing costs of maintaining our public company status, and we anticipate generating, through normal operations, the cash flows and liquidity necessary to meet our operating, investing, and financing requirements. As noted above, the three most significant factors driving our current plans are the purchase and sale agreements, continued payments of principal and/or interest by our largest borrower, and the public offering of Notes. If actual results differ materially from our current plan or if expected financing is not available, we believe we have the ability and intent to obtain funding and generate net worth through additional debt or equity infusions of cash, if needed. There can be no assurance, however, that we will be able to implement our strategies or obtain additional financing under favorable terms, if at all.

Our business of borrowing money and re-lending it to generate interest spread is our primary use of capital resources. There are several risks in any financing company of this nature, and we will discuss significant risks here and how they relate to our Company and what, if any, mitigation techniques we have or may employ.

First, any financial institution needs to match the maturities of its borrowings with the maturities of its assets. The bulk of most financial institutions’ borrowings are in the form of public investments or deposits. These generally have maturities that are either set periods of time, or upon the demand of the investor/depositor. The risk is that either obligations come due before funds are available to be paid out (a shortage of liquidity) or that funds are repaid before the obligation comes due (idle cash, as described herein). To mitigate these risks, we are not offering demand deposits (for instance, a checking account). Instead, we are offering Notes with varying maturities between one and four years, which we believe will be longer than the average life of the loans we will extend. However, we have the option to repay the Notes early, if we wish, without penalty. These items protect us against this risk of matching of debt and asset maturity.

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Second, financial institutions must have daily liquidity on their debt side, to offset variations in loan balances on a daily basis. Borrowers can repay their Notes at any time, and they will request draws as they are ready for them. Further, construction loans are not funded 100% initially, so there are contractual obligations on the lender’s part to fund loans in the future. Most financial institutions mitigate this risk by having a secured line of credit from the Federal Reserve Bank. We have the same risk from customer repayments and draws as banks, and we intend to mitigate this risk by obtaining a secured line of credit with a bank. Our current debt financing consists of the two demand loans from our members, our purchase and sale agreement, two unsecured notes, and our unsecured Notes from the public offering. The loan balance from our members on both December 31, 2015 and 2014 was $0. We had balances on our purchase and sale agreements (which are treated like secured lines of credit in our consolidated financial statements) of $3,683 and $0 on December 31, 2015 and 2014, respectively. The loan balance on all unsecured notes not part of the Notes program was $600 and $375 on December 31, 2015 and 2014, respectively. The balance of debt from the Notes offering was $8,496 and $5,427 as of December 31, 2015 and 2014, respectively. If we are able to refinance the demand loans with a bank line of credit, we intend to maintain the outstanding balance on the line at approximately 10% of our committed loan amount. Failure to refinance the demand loans in the future with a larger bank line of credit may result in a lack of liquidity, or low loan production. Future lines of credit from banks will have expiration dates or be demand loans, which will have risks associated with those maturities.

Third, financial institutions have the risk of swings in market rates on borrowing and lending, which can make borrowing money to fund loans to their customers or fund their operations costly. The rates at which institutions can borrow are not necessarily tied to the rates at which they can lend. In our case, we are lending to customers using a rate which varies monthly with our cost of funds. So while we somewhat mitigate this risk, we are still open to the problem of, at the time of originating loans, wanting to originate new loans at a rate that would be profitable, but that rate not being competitive in the market. Lack of lending may cause us to repay Notes early and lose interest spread dollars, hurting our profitability and ability to repay.

We currently generate liquidity (or may in the future) from:

●	borrowings in the form of the demand loans from our members;

●	proceeds from our purchase and sales agreement;

●	proceeds from the Notes;

●	repayments of loan receivables;

●	interest and fee income;

●	borrowings from lines of credit with banks (not in place yet);

●	sale of property obtained through foreclosure (none to date); and

●	other sources as we determine in the future.

We currently (or may in the future) use liquidity to:

●	make payments on other borrowings, including loans from affiliates;

●	pay Notes on their scheduled due date and Notes that we are required to redeem early;

●	make interest payments on the Notes; and

●	to the extent we have remaining net proceeds and adequate cash on hand, fund any one or more of the following activities:

○	to extend commercial construction loans to homebuilders to build single or multi-family homes or develop lots;

○	to make distributions to equity owners, including the preferred equity;

○	for working capital and other corporate purposes;

○	to purchase defaulted secured debt from financial institutions at a discount;

○	to purchase defaulted unsecured debt from suppliers to homebuilders at a discount and then secure it with real estate or other collateral;

○	to purchase real estate, in which we will operate our business; and

○	to redeem Notes which we have decided to redeem prior to maturity.

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The Company’s anticipated primary sources of liquidity going forward are the purchase and sale agreement, continued extension of Notes to the general public, interest income and principal repayments related to loans it extends, as well as funds borrowed from affiliated creditors. Therefore, the Company’s ability to fund its operations is dependent upon these sources of liquidity.

Inflation, Interest Rates, and Housing Starts

Since we are in the housing industry, we are affected by factors that impact that industry. Housing starts impact our customers’ ability to sell their homes. Faster sales mean higher effective interest rates for us, as the recognition of fees we charge is spread over a shorter period. Slower sales mean lower effective interest rates for us. Slower sales are likely to increase the default rate we experience.

Housing inflation has a positive impact on our operations. When we lend initially, we are lending a percentage of a home’s expected value, based on historical sales. If those estimates prove to be low (in an inflationary market), the percentage we loaned of the value actually decreases, reducing potential losses on defaulted loans. The opposite is true in a deflationary housing price market. It is our opinion that values are average in many of the housing markets in the U.S. today, and our lending against these values is safer than loans made by financial institutions in 2006 to 2008.

Interest rates have several impacts on our business. First, rates affect housing (starts, home size, etc.). High long term interest rates may decrease housing starts, having the effects listed above. Higher interest rates will also affect our investors. We believe that there will be a spread between the rate our Notes yield to our investors and the rates the same investors could get on deposits at FDIC insured institutions. We also believe that the spread may need to widen if these rates rise. For instance, if we pay 7% above average CD rates when CDs are paying 0.5%, when CDs are paying 3%, we may have to have a larger than 7% difference. This may cause our lending rates, which are based on our cost of funds, to be uncompetitive. High interest rates may also increase builder defaults, as interest payments may become a higher portion of operating costs for the builder. Below is a chart showing average CD rates as reported by the Federal Reserve Board. The Board stopped issuing this information in 2014, as rates are so low. We will monitor and update once the Federal Reserve Board begins to update again. Short term interest rates were raised slightly at the end of 2015.

Certificates of Deposit Index

Month	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Jan	3.363%	1.688%	1.132%	1.693%	3.674%	5.217%	5.145%	2.730%	0.488%	0.319%	0.313%	0.268%
Feb	3.077%	1.643%	1.113%	1.836%	3.837%	5.266%	4.958%	2.572%	0.407%	0.327%	0.315%	0.262%
Mar	2.828%	1.586%	1.098%	1.996%	3.996%	5.301%	4.748%	2.428%	0.337%	0.331%	0.316%	0.255%
Apr	2.607%	1.533%	1.085%	2.163%	4.158%	5.324%	4.543%	2.265%	0.288%	0.325%	0.321%	0.248%
May	2.423%	1.483%	1.083%	2.332%	4.318%	5.338%	4.323%	2.091%	0.278%	0.305%	0.328%	0.240%
Jun	2.263%	1.419%	1.118%	2.492%	4.483%	5.336%	4.108%	1.893%	0.288%	0.280%	0.336%	0.229%
Jul	2.107%	1.358%	1.162%	2.658%	4.640%	5.324%	3.898%	1.690%	0.293%	0.266%	0.341%	0.220%
Aug	1.961%	1.303%	1.212%	2.833%	4.774%	5.333%	3.673%	1.483%	0.295%	0.263%	0.338%	0.216%
Sep	1.868%	1.247%	1.277%	3.000%	4.897%	5.343%	3.517%	1.204%	0.298%	0.268%	0.331%	0.214%
Oct	1.820%	1.194%	1.355%	3.174%	4.997%	5.323%	3.453%	0.864%	0.300%	0.276%	0.319%	0.212%
Nov	1.767%	1.171%	1.451%	3.345%	5.081%	5.293%	3.236%	0.685%	0.305%	0.288%	0.304%	0.210%
Dec	1.726%	1.151%	1.563%	3.512%	5.153%	5.268%	2.965%	0.556%	0.312%	0.304%	0.283%	0.206%

Source: Derivation of Rates Reported by Federal Reserve Board-Copyright 2014 MoneyCafe.com (01/2002-06/2013) and Mortgage-X (07/2013 -12/2013).

22

Housing prices are also generally correlated with housing starts, so that increases in housing starts usually coincide with increases in housing values, and the reverse is generally true. Below is a graph showing single family housing starts from 2000 through today.

Source: U.S. Census Bureau

To date, changes in housing starts, CD rates, and inflation have not had a material impact on our business.

Off-Balance Sheet Arrangements

As of December 31, 2015, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for a description of new or recent accounting pronouncements.

Subsequent Events

See Note 12 to our consolidated financial statements for subsequent events.

23

Financial Statements

24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and

Members of Shepherd’s Finance, LLC

We have audited the accompanying consolidated balance sheets of Shepherd’s Finance, LLC and affiliate (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in members’ capital, and cash flows for each of the years in the two-year period ended December 31, 2015. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Carr, Riggs & Ingram, LLC

March 3, 2016
Enterprise, Alabama

F-1

Shepherd’s Finance, LLC

Consolidated Balance Sheets

As of December 31, 2015 and 2014

(in thousands of dollars)	2015	2014

Assets
Cash and cash equivalents	$1,341	$558
Accrued interest on loans	146	78
Deferred financing costs, net	599	630
Loans receivable, net	14,060	8,097
Foreclosed assets	965	–
Other assets	14	13

Total assets	$17,125	$9,376

Liabilities and Members’ Capital
Customer interest escrow	$498	$318
Accounts payable and accrued expenses	539	199
Notes payable secured	3,683	–
Notes payable unsecured	9,096	5,802
Due to preferred equity member	25	–

Total liabilities	13,841	6,319

Commitments and Contingencies (Notes 4 and 9)

Series B preferred equity	1,010	1,000
Class A common equity	2,274	2,057
Members’ capital	3,284	3,057

Total liabilities and members’ capital	$17,125	$9,376

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the years ended December 31, 2015 and 2014

(in thousands of dollars)	2015	2014

Net Interest Income
Interest and fee income on loans	$1,863	$1,138
Interest expense	864	433

Net interest income	999	705
Less: Loan loss provision	59	22

Net interest income after loan loss provision	940	683

Non-Interest Income
Gain from foreclosure of assets	105	–

Income	1,045	683

Non-Interest Expense
Selling, general and administrative	547	390

Total non-interest expense	547	390

Net income	$498	$293

Earned distribution to preferred equity holder	100	–

Net income attributable to common equity holders	$398	$293

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Shepherd’s Finance, LLC

Consolidated Statements of Changes In Members’ Capital

For the years ended December 31, 2015 and 2014

(in thousands of dollars)	2015	2014

Members’ capital, beginning balance	$3,057	$1,904
Net income	498	293
Additional capital (preferred)	10	1,000
Earned distributions to preferred equity holder	(100)	–
Distributions to common equity holders	(181)	(140)

Members’ capital, ending balance	$3,284	$3,057

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Shepherd’s Finance, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(in thousands of dollars)	2015	2014

Cash flows from operations
Net income	$498	$293
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Amortization of deferred financing costs	229	87
Provision for loan losses	59	22
Net loan origination fees deferred (earned)	190	(133)
Gain on foreclosure of assets	(105)	–
Net change in operating assets and liabilities
Other assets	(1)	1
Accrued interest on loans	(68)	(51)
Customer interest escrow	180	(62)
Accounts payable and accrued expenses	340	140

Net cash provided by (used in) operating activities	1,322	297

Cash flows from investing activities
Loan originations and principal collections, net	(6,987)	(3,941)
Investment in foreclosed assets	(85)	–

Net cash provided by (used in) investing activities	(7,072)	(3,941)

Cash flows from financing activities
Contributions from members	10	–
Distributions to members	(256)	(140)
Proceeds from secured note payable	5,314	–
Repayments of secured note payable	(1,631)	–
Proceeds from unsecured Notes	4,337	4,119
Redemptions of unsecured Notes	(668)	(431)
Repayment of unsecured note payable	(375)	–
Deferred financing costs paid	(198)	(68)

Net cash provided by (used in) financing activities	6,533	3,480

Net increase (decrease) in cash and cash equivalents	783	(164)

Cash and cash equivalents
Beginning of period	558	722

End of period	$1,341	$558

Supplemental disclosure of cash flow information
Cash paid for interest	$326	$149

Supplemental disclosure of noncash information
Conversion of debt to preferred equity	$–	$1,000
Reduction of debt through transfer to customer interest escrow	$–	$125

Non-cash investing and financing activities
Earned but not paid distribution of preferred equity holder	$25	$–
Foreclosure of assets	$965	$–

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Shepherd’s Finance, LLC

Notes to Consolidated Financial Statements

Information presented throughout these notes to the consolidated financial statements is in thousands of dollars.

1. Description of Business and Basis of Presentation

Description of Business

Structure and Control Environment

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we” or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. We are the sole member of a consolidating subsidiary, 84 REPA, LLC. The Company operated pursuant to an operating agreement by and among Daniel M. Wallach and the members of the Company from its inception through March 29, 2012, at which time it adopted an amended and restated operating agreement. Under the amended and restated operating agreement (as amended), we have four Managers, Daniel M. Wallach (who is also our Chief Executive Officer, “CEO”), and our independent Managers - Kenneth Summers, Bill Myrick, and Eric Rauscher.

The Managers, through the CEO when appropriate, have direct and exclusive control over the management of the Company’s operations. With respect to new loans, the Company locates potential customers, conducts due diligence, and negotiates and completes the transactions in which the loans are originated. Loans are either approved by the loan committee of the Board of Managers, or fit within guidelines created by that committee. Kenneth Summer and Bill Myrick comprise the audit committee and approve affiliate transactions. The Managers also deal with governance issues. The Managers, through the CEO when appropriate, perform, or arrange for the performance of, the management, advisory and administrative services required for Company operations. Such services include, without limitation, the administration of investor accounts, investor relations, accounting, and the preparation, review and dissemination of tax and other financial information. They also engage and manage the contractual relations with depositories, accountants, attorneys, insurers, banks and others, as required.

Description of Business

In late 2011, management elected to transform our business model. The Company lends money to residential homebuilders to construct single family homes, and to develop undeveloped land into residential building lots. The loans are extended to residential homebuilders and, as such, are commercial loans. We primarily fund our lending and operations by continued extension of Notes to the general public, which Notes are unsecured subordinated debt. We currently have six sources of capital:

	December 31, 2015	December 31, 2014
Capital Source
Purchase and sale agreements	$3,683	$–
Secured line of credit from affiliates	–	–
Unsecured Notes through our Notes offer	8,496	5,427
Other unsecured debt	600	375
Preferred equity	1,010	1,000
Common equity	2,274	2,057

Total	$16,063	$8,859

Certain features of the purchase and sale agreement have added liquidity and flexibility, which have lessened the need for the lines of credit from affiliates. Eventually, the Company intends to permanently replace the lines of credit to affiliates with a secured line of credit from a bank or through other liquidity.

Basis of Presentation

Principles of Consolidation These consolidated financial statements include the consolidated accounts of the Company’s subsidiary and reflect all adjustments (all of which are normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, operating results, and cash flows for the periods. All intercompany balances and transactions have been eliminated. Our consolidated results for the year ended December 31, 2015 and 2014 are not necessarily indicative of what our results will be for future years.

Classification The consolidated balance sheets of the Company are presented as unclassified to conform to industry practice for lending entities.

F-6

Use of Estimates The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that market conditions could deteriorate, which could materially affect our consolidated financial position, results of operations and cash flows. Among other effects, such changes could result in the need to increase the amount of our allowance for loan losses.

Operating Segments Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, requires that the Company report financial and descriptive information about reportable segments and how these segments were determined. We determine the allocation of resources and performance of business units based on operating income, net income and operating cash flows. Segments are identified and aggregated based on products sold or services provided. Based on these factors, we have determined that the Company’s operations are in one segment, commercial lending.

2. Summary of Significant Accounting Policies

Revenue Recognition

Interest income generally is recognized on an accrual basis. The accrual of interest is generally discontinued on all loans past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through liquidation of collateral. Interest received on nonaccrual loans is applied against principal. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Advertising

Advertising costs are expensed as incurred and are included in selling, general and administrative. Advertising expenses were $22 and $10 for the years ended December 31, 2015 and 2014, respectively.

Cash and Cash Equivalents

Management considers highly-liquid investments with original maturities of three months or less to be cash equivalents.

Fair Value Measurements

The Company follows the guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic (ASC) 825, Financial Instruments, and ASC 820, Fair Value Measurements. ASC 825 permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). See Note 3.

Loans Receivable

Loans are stated at the amount of unpaid principal, net of any allowances for loan losses, and adjusted for (1) the net unrecognized portion of direct costs and nonrefundable loan fees associated with lending, and (2) deposits made by the borrowers used as collateral for a loan and due back to the builder at or prior to loan payoff. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method.

A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection or well-secured (i.e., the loan has sufficient collateral value). Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

F-7

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Once a loan is 90 days past due, management begins a workout plan with the borrower or commences its foreclosure process on the collateral.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio.

We establish a collective reserve for all loans which are not more than 60 days past due at the end of a quarter. This collective reserve takes into account both historical information and a qualitative analysis of housing and other economic factors that may impact our future realized losses. For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we individually analyze for impairment all loans which are more than 60 days past due at the end of a quarter. For loans to one borrower with committed balances equal to or greater than 10% of our total committed balances on all loans extended to all customers, we individually analyze all loans for potential impairment. The analysis of loans, if required, includes a comparison of estimated collateral value to the principal amount of the loan. For impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property.

For loans greater than 12 months in age that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. For all loans individually evaluated for impairment, there is also a broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or the most recent appraisal, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a BOV.

Impaired Loans

A loan is considered to be impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. The analysis of impaired loans includes a comparison of estimated collateral value to the principal amount of the loan. If the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period. For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property. For loans greater than 12 months in age that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. For all loans individually evaluated for impairment, there is also a BOV prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or the most recent appraisal, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a BOV.

Deferred Financing Costs, Net

We defer certain costs associated with financing activities related to the issuance of debt securities (deferred financing costs). These costs consist primarily of professional fees incurred related to the transactions. Deferred financing costs are amortized into interest expense over the life of the related debt. We make estimates for the average duration of future investments. If these estimates are determined to be incorrect in the future, the rate at which we are amortizing the deferred offering costs as interest expense would be adjusted and could have a material impact on the consolidated financial statements.

F-8

The following is a roll forward of deferred financing costs for the years ended December 31, 2015 and 2014:

	2015	2014
Deferred financing costs, beginning balance	$737	$669
Additions	198	68
Deferred financing costs, ending balance	$935	$737
Less accumulated amortization	(336)	(107)
Deferred financing costs, net	$599	$630

The following is a roll forward of the accumulated amortization of deferred financing costs for the years ended December 31, 2015 and 2014:

	2015	2014
Accumulated amortization, beginning balance	$107	$20
Additions	229	87
Accumulated amortization, ending balance	$336	$107

Income Taxes

The entities included in the consolidated financial statements are organized as pass-through entities under the Internal Revenue Code. As such, taxes are the responsibility of the members. Other significant taxes for which the Company is liable are recorded on an accrual basis.

The Company applies ASC Topic 740, Income Taxes. ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to income tax at the LLC level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the appropriate period. Management concluded that there are no uncertain tax positions that should be recognized in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2012.

The Company’s policy is to record interest and penalties related to taxes in interest expense on the consolidated statements of operations. There have been no significant interest or penalties assessed or paid.

Risks and Uncertainties

The Company is subject to many of the risks common to the commercial lending and real estate industries, such as general economic conditions, decreases in home values, decreases in housing starts, and high unemployment. These risks, which could have a material and negative impact on the Company’s consolidated financial condition, results of operations, and cash flows include, but are not limited to, declines in housing starts, unfavorable changes in interest rates, and competition from other lenders. At December 31, 2015, our loans were significantly concentrated in a suburb of Pittsburgh, Pennsylvania, so the housing starts and prices in that area are more significant to our business than other areas until and if more loans are created in other markets.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable. As of December 31, 2015 and 2014, 37% and 60%, respectively, of our outstanding loan commitments consist of loans to one borrower, and the collateral is in one real estate market, Pittsburgh, Pennsylvania. Accordingly, the ultimate collectability of a significant portion of these loans is susceptible to changes in market conditions in that area. As of December 31, 2015, our next two largest customers make up 22% and 6% respectively of our loan commitments, with loans in Sarasota, Florida and Columbia, South Carolina, respectively. As of December 31, 2014, our next two largest customers made up 9% and 8% respectively of our loan commitments, with loans in New Orleans, Louisiana and Charleston, South Carolina.

Recent Accounting Pronouncements

The FASB issued Accounting Standards Update (ASU) 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 is effective for the Company on January 1, 2018. The Company is still evaluating the potential impact on the Company’s consolidated financial statements.

F-9

The FASB has issued Accounting Standards Update No. (ASU) 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. For public business entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company is still evaluating the potential impact on the Company’s consolidated financial statements.

In November 2015, FASB voted to set the effective date of its planned guidance on the Current Expected Loss model (CECL). Under the CECL model, an entity would reserve for all contractual cash flows not expected to be collected from a recognized financial asset (or group of financial assets) or commitment to extend credit. The estimate of expected credit losses would consider all contractual cash flows over the life of the asset. The estimate would be developed based on historical loss experience for similar assets as well as management’s assessment of current conditions and reasonable and supportable forecasts about the future. The FASB expects to publish a final ASU on credit losses in early 2016. The planned guidance will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the guidance will be permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of this amendment on the consolidated financial statements.

Subsequent Events

Management of the Company has evaluated subsequent events through March 3, 2016, the date these consolidated financial statements were issued. See Note 12.

3. Fair Value

Utilizing ASC 820, the Company has established a framework for measuring fair value under U.S. GAAP using a hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Three levels of inputs are used to measure fair value, as follows:

Level 1 –	quoted prices in active markets for identical assets or liabilities;

Level 2 –	quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 –	unobservable inputs, such as discounted cash flow models or valuations.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The following describes valuation methodologies used for assets measured at fair value:

The Company has determined that the carrying value of financial instruments approximates fair value, as outlined below:

Fair Value Measurements of financial assets on a Non-recurring Basis

Impaired Loans

Fair value estimates are determined using the methodology discussed in Note 2. The appraisals are on similar properties at similar times, however due to the differences in time and properties, the impaired loans are classified as Level 3.There were no impaired assets as of December 31, 2015 or 2014.

F-10

Fair Value of Financial Instruments on a Recurring Basis

ASC 825 requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Loans Receivable and Commitments to Extend Credit

For variable rate loans that reprice frequently with no significant change in credit risk, estimated fair values of collateral are based on carrying values at December 31, 2015 and 2014. The estimated fair values for other loans are calculated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities and approximate carrying values of these instruments at December 31, 2015 and 2014. Because the loans are demand loan and therefore have no known time horizon, there is no significant impact from fluctuating interest rates. For unfunded commitments to extend credit, because there would be no adjustment between fair value and carrying amount for the amount if actually loaned, there is no adjustment to the amount before it is loaned. The amount for commitments to extend credit is not listed in the tables below because there is no difference between carrying value and fair value, and the amount is not recorded on the consolidated balance sheets as a liability.

Interest receivable

Interest receivable from our customers does not yield interest to us, but because interest is due roughly 10 days after it is billed, the fair value approximates the carrying value at both December 31, 2015 and 2014.

Customer Interest Escrow

The customer interest escrow does not yield interest to the customer, but because: 1) the customer loans are demand loans, 2) there is no way to estimate how long the escrow will be in place, and 3) the interest rate which could be used to discount this amount is negligible, the fair value approximates the carrying value at both December 31, 2015 and 2014.

Borrowings under Credit Facilities

The fair value of the Company’s borrowings under credit facilities is estimated based on the expected cash flows discounted using the current rates offered to the Company for debt of the same remaining maturities. As all of the borrowings under credit facilities or the Notes are either payable on demand or at similar rates to what the Company can borrow funds for today, the fair value of the borrowings is determined to approximate carrying value at December 31, 2015 and 2014. The interest on our Notes offering is paid to our Note Holders either monthly or at the end of their investment, compounding on a monthly basis. For the same reasons as the determination for the principal balances on the Notes, the fair value approximates the carrying value for the interest as well. The interest payable makes up the bulk of our accounts payable and accrued expenses.

The table below is a summary of fair value estimates for financial instruments and the level of the fair value hierarchy (as discussed in Note 2) within which the fair value measurements are categorized at the periods indicated:

December 31, 2015

			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$1,341	$1,341	$1,341	$–	$–
Loans receivable, net	14,060	14,060	–	–	14,060
Accrued interest on loans	146	146	146	–	–
Financial Liabilities
Customer interest escrow	498	498	–	–	498
Notes payable secured	3,683	3,683	–	–	3,683
Notes payable unsecured	9,096	9,096	–	–	9,096
Accounts payable and accrued expenses	539	539	–	–	539

F-11

December 31, 2014

			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$558	$558	$558	$–	$–
Loans receivable, net	8,097	8,097	–	–	8,097
Accrued interest on loans	78	78	78	–	–
Financial Liabilities
Customer interest escrow	318	318	–	–	318
Notes payable unsecured	5,802	5,802	–	–	5,802
Accounts payable and accrued expenses	199	199	–	–	199

Fair Value Measurements of nonfinancial assets on a Non-recurring Basis

Foreclosed assets

The Company has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Foreclosed assets (upon initial recognition or subsequent impairment) are non-financial assets measured at fair value on a non-recurring basis.

During 2015, certain foreclosed assets, upon initial recognition, were measured and reported at fair value. The excess of fair value measurements of foreclosed assets over the carrying value of the underlying loans result in a gain in non-interest income. The excess of the carrying value of the underlying loans over the fair value measurements of foreclosed assets are charged-off to the allowance for possible loan losses. These valuations are Level 3 valuations because the appraisal is comparing similar properties which sold at a similar date, but not the same. Foreclosed assets were $965 and $0 as of December 31, 2015 and 2014, respectively. In connection with the measurement and initial recognition of the foregoing foreclosed assets in 2015, the Company recognized a gain in non-interest income of approximately $105. During 2015 there were no foreclosed assets remeasured at fair value subsequent to initial recognition. During 2014, there were no foreclosures of real estate reported at fair value upon initial recognition by the Company and no foreclosed assets remeasured at fair value subsequent to initial recognition.

4. Financing Receivables

Financing receivables are comprised of the following as of December 31, 2015 and 2014:

	2015	2014

Commercial loans, gross	$15,247	$8,691
Less: Deferred loan fees	(628)	(438)
Less: Deposits	(521)	(134)
Less: Allowance for loan losses	(38)	(22)

Commercial loans, net	$14,060	$8,097

Roll forward of commercial loans for the years ended December 31, 2015 and 2014:

	2015	2014

Beginning balance	$8,097	$4,045
Additions	13,760	7,433
Payoffs/Sales	(6,436)	(3,394)
Moved to foreclosed assets	(767)	–
Change in builder deposit	(387)	(98)
Change in loan loss provision	(17)	(22)
New loan fees	(897)	(343)
Earned loan fees	707	476

Ending balance	$14,060	$8,097

F-12

Commercial Construction and Development Loans

Pennsylvania Loans

On December 30, 2011, pursuant to a credit agreement (as amended, the “Credit Agreement”) by and between us, Benjamin Marcus Homes, LLC (“BMH”), Investor’s Mark Acquisitions, LLC (“IMA”), and Mark L. Hoskins (“Hoskins”) (collectively, the “Hoskins Group”), we originated two new loan assets, one to BMH as borrower (the “BMH Loan”) and one to IMA as borrower (the “New IMA Loan”). Pursuant to the Credit Agreement and simultaneously with the origination of the BMH Loan and the New IMA Loan, we also assumed the position of lender on an existing loan to IMA (the “Existing IMA Loan”) and assumed the position of borrower on another existing loan in which IMA serves as the lender (the “SF Loan”). Throughout this report, we refer to the BMH Loan, the New IMA Loan, and the Existing IMA Loan collectively as the “Pennsylvania Loans.” When we assumed the position of the lender on the Existing IMA Loan, we purchased a loan which was originated by the borrower’s former lender, and assumed that lender’s position in the loan and maintained the recorded collateral position in the loan. The borrower’s former lender and the seller of the BMH property are the same independent third party. The BMH Loan, the New IMA Loan and the Existing IMA Loan are all cross-defaulted and cross-collateralized with each other. Further, IMA and Hoskins serve as guarantors of the BMH Loan, and BMH and Hoskins serve as guarantors of the New IMA Loan and the Existing IMA Loan. As such, we are currently reliant on a single developer and homebuilder for a significant portion of our revenues.

In April, July, September, and December 2013, in March and December 2014, and in March, June, and December of 2015, we entered into amendments to the Pennsylvania Loans. As a result of these amendments, BMH was allowed to borrow for the construction of homes on lots 204, 205, and 206 of the Hamlets subdivision and lots 2 and 5 of the Tuscany subdivision, both located in a suburb of Pittsburgh, Pennsylvania, and to borrow for the purchase of lot 5 of the Hamlets subdivision. As of December 31, 2015, all of the construction loans for homes extended by amendment to the credit agreement have been repaid. The lot loan for lot 5 in the Hamlets subdivision is still outstanding.

As a result of these amendments to the Credit Agreement, we converted $1,000 of the SF Loan from debt to preferred equity. The new preferred equity serves as collateral for the Pennsylvania Loans. There is no liquid market for the preferred equity instrument, so we can give no assurance as to our ability to generate any amount of proceeds from that collateral. We also reduced the balance of the SF Loan by $125, which was added to the Interest Escrow, and repaid the remaining $375 with cash. The interest rate on the Existing IMA Loan was raised to match the New IMA Loan. As of December 2015, the Hoskins Group invests in our preferred equity in an amount equal to $10 per closing of a lot payoff in the Hamlets or Tuscany subdivisions.

Also as a result of these amendments to the Credit Agreement, we funded an additional $500 of interest escrow, we issued a letters of credit to a sewer authority relating to BMH Loan which totaled $68 and $155 as of December 31, 2015 and 2014, respectively (the “Letter of Credit”), and we issued cash bonds for development with $257 and $0 outstanding on December 31, 2015 and 2014, respectively. We also allowed a fully funded mortgage in the amount of $1,146 to be placed in superior position to our mortgage, with the $1,146 proceeds being used to reduce the balance of BMH’s outstanding loan with us. The terms and conditions of the Pennsylvania Loans are set forth in further detail below.

BMH Loan

The BMH Loan is a revolving demand loan in the original principal amount of up to $4,164, of which $3,568 was funded at closing. We collected a fee of $750 upon closing of the BMH Loan, which was funded from proceeds of the loan. Additionally, $450 of the loan proceeds was allocated to an interest escrow account (the “Interest Escrow”). Interest on the BMH Loan accrues annually at 2% (7% starting August 1, 2016) plus the greater of (i) 5.0% or (ii) the weighted average price paid by us on or in connection with all of our borrowed funds (such weighted average price includes interest rates, loan fees, legal fees and any and all other costs paid by us on our borrowed funds, and, in the case of funds borrowed by us from our affiliates, the weighted average price paid by such affiliate on or in connection with such borrowed funds) (“COF”). Pursuant to the Credit Agreement, interest payments on the BMH Loan are funded from the Interest Escrow, with any shortfall funded by BMH. Payments of principal on the BMH Loan are due upon our demand and in accordance with the payment schedule and other terms and conditions set forth in the Credit Agreement. The Credit Agreement obligates BMH to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the BMH Loan. The BMH Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve BMH of its obligation to continue to make payments on the BMH Loan as set forth in the Credit Agreement.

The BMH Loan is secured by a second priority mortgage in residential property consisting of one building lot and a parcel of land of approximately 34 acres which is currently partially under development, all located in the subdivision commonly known as the Hamlets of Springdale in Peters Township, Pennsylvania, a suburb of Pittsburgh, as well as the Interest Escrow. The seller of the property securing the BMH Loan retained a third mortgage in the amount of $400, with a balance of approximately $157 and $332 as of December 31, 2015 and 2014, respectively. The property securing the BMH Loan is subject to a mortgage in the amount of $1,146, which is held by United Bank and guaranteed by the seller, an independent third party. The superior mortgage balance is subtracted from the appraised value of the land in the land valuation detail of the Pennsylvania loan financing receivables at December 31, 2015 and 2014 in the tables detailing the Pennsylvania Loans below.

F-13

New IMA Loan

The New IMA Loan is a demand loan in the original principal amount of up to $2,225, of which $250 was funded at closing. We collected a fee of $250 upon closing of the New IMA Loan, which was funded from proceeds of the loan. Interest on the New IMA Loan accrues annually at 2.0% (7% starting August 1, 2016) plus the greater of (i) 5.0% or (ii) the weighted average price paid by us on or in connection with all of our borrowed funds (such weighted average price includes interest rates, loan fees, legal fees and any and all other costs paid by us on our borrowed funds, and, in the case of funds borrowed by us from our affiliates, the weighted average price paid by such affiliate on or in connection with such borrowed funds). Pursuant to the Credit Agreement, interest payments on the New IMA Loan are funded from the Interest Escrow, with any shortfall funded by IMA. Payments of principal on the New IMA Loan are due upon our demand and in accordance with the payment schedule and other terms and conditions set forth in the Credit Agreement. The Credit Agreement obligates IMA to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the New IMA Loan. The New IMA Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve IMA of its obligation to continue to make payments on the New IMA Loan as set forth in the Credit Agreement.

The New IMA Loan is secured by a mortgage in residential property originally consisting of 18 lots (8 and 10 lots remained as of December 31, 2015 and 2014, respectively) located in the subdivision commonly known as the Tuscany Subdivision in Peters Township, Pennsylvania, a suburb of Pittsburgh. Construction of the improvements for the Tuscany Subdivision began in December 2012, with $198 remaining to be completed as of December 31, 2015.

Existing IMA Loan

The Existing IMA Loan is a demand loan in the original principal amount of $1,687, of which $1,687 was outstanding as of both December 31, 2015 and 2014. Interest on the Existing IMA Loan accrued annually at a rate of 7.0% through December 30, 2014. Beginning December 31, 2014, the interest rate was the same as the New IMA Loan. Pursuant to the Credit Agreement, interest payments on the Existing IMA Loan are funded from the Interest Escrow, with any shortfall funded by IMA. Payments of principal on the Existing IMA Loan are due upon the earlier of our demand or the satisfaction in full of the indebtedness related to the BMH Loan and the New IMA Loan. The Credit Agreement obligates IMA to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the Existing IMA Loan. The Existing IMA Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve IMA of its obligation to continue to make payments on the Existing IMA Loan as set forth in the Credit Agreement.

The Existing IMA Loan is secured by a mortgage in the residential property that also secures the New IMA Loan.

SF Loan

Concurrent with the execution of the loans above, we entered into the SF Loan with the Hoskins Group, under which we are the borrower. Management had no intention to offset our payments of principal or interest against amounts due to us from the lender; therefore, this amount has been presented on a gross basis on the consolidated balance sheets at December 31, 2014. The SF Loan is described in Note 6.

Interest Escrow

The Pennsylvania Loans called for a funded Interest Escrow account which was funded with proceeds from the Pennsylvania Loans. The initial funding on that Interest Escrow was $450. The balance as of December 31, 2015 and 2014 was $267 and $249, respectively. To the extent the balance is available in the Interest Escrow, interest due on certain loans is deducted from the Interest Escrow on the date due. The Interest Escrow is increased by 10% of lot payoffs on the same loans, and by interest and/or distributions on the SF Loan and Hoskins Group preferred equity. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding. The Interest Escrow is also used to contribute to the reduction of the $400 subordinated mortgage upon certain lot sales of the collateral of the BMH Loan.

Initial Funding

On December 30, 2011, we purchased the Existing IMA Loan from the original lender with a cash payment of $186 and the assumption of that lender’s obligations under the SF Loan. We also loaned our borrower $2,368 in funded cash for its purchase of the land and lots securing the BMH Loan. Our borrower’s loan balances were increased by the $750 loan fee on the BMH Loan, the $250 loan fee on the New IMA Loan, and the $450 Interest Escrow, all of which were not funded with cash.

F-14

Construction loans

The Pennsylvania Loans have been modified from time to time to allow for funding of construction of homes. Those loans are detailed in the tables below.

A detail of the financing receivables for the Pennsylvania loans at December 31, 2015 is as follows:

Item	Term	Interest Rate	Funded to borrower		Estimated collateral values

BMH Loan	Demand(1)	COF +2% (7% Floor)
Land for phase 5 (10 acres)			$–		$1,079
Lots			974		2,338	(4)
Interest Escrow			950		267
Cash Bond			257	(9)	257
Loan Fee			750		–

Total BMH Loan			2,931		3,941
IMA Loans
New IMA Loan (loan fee)	Demand(1)	COF +2% (7% Floor)	250		–
New IMA Loan (advances)	Demand(1)	COF +2% (7% Floor)	1,251		–
Existing IMA Loan	Demand(2)	COF +2% (7% Floor)	1,687		2,951	(6)

Total IMA Loans			3,188		2,951

Unearned Loan Fee			(115)		–
SF Preferred Equity			–		1,010	(8)

Total			$6,004		$7,902

F-15

A detail of the financing receivables for the Pennsylvania loans at December 31, 2014 is as follows:

Item	Term	Interest Rate	Funded to borrower		Estimated collateral values

BMH Loan	Demand(1)	COF +2% (7% Floor)
Land for phases 4, and 5 (25 acres)			$–		$1,515
Lots			142		374	(7)
Interest Escrow			450		249
Loan Fee			750		–
Excess Paydown			(22	)(5)	–
Lot 2 Windemere			126		126
Construction loan lot 5 Tuscany			536		932
Construction loan lot 2 Tuscany			498		739

Total BMH Loan			2,480		3,935
IMA Loans
New IMA Loan (loan fee)	Demand(1)	COF +2% (7% Floor)	250		–
New IMA Loan (advances)	Demand(1)	COF +2% (7% Floor)	1,491		–
Existing IMA Loan	Demand(2)	COF +2% (7% Floor)	1,687		2,484	(3)

Total IMA Loans			3,428		2,484

Unearned Loan Fee			(322)		–
SF Preferred Equity			–		1,000	(8)
SF Loan Payable			–		375

Total			$5,586		$7,794

(1) These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot.

(2) These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot after the BMH loan and the New IMA loan are satisfied.

(3) Estimated collateral value is equal to the appraised value of the remaining lots of $2,976, net of the net estimated costs to finish the development of $217 and the second mortgage amount of $275.

(4) Estimated collateral value is equal to the appraised value of the remaining lots of $3,600, net of the net estimated costs to finish the development of $531 and the first mortgage amount of $731.

(5) Excess Paydown is the amount of initial funding of the Interest Escrow and/or Loan Fee that has/have been repaid to date. These amounts are available to be reborrowed in the future.

(6) Estimated collateral value is equal to the appraised value of $3,101, net of estimated costs to finish the development of $150.

(7) Estimated collateral value is equal to the lots’ appraised value of $2,336 minus remaining improvements of $656, net of the outstanding first mortgage of $1,146 and a third mortgage payoff of $160.

(8) In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance. The loans are collectively cross-collateralized and, therefore, treated as one loan for the purpose of calculating the effective interest rate and for available remedies upon an instance of default. As lots are released, a specific release price is repaid by the borrower, with 10% of that amount being used to fund the Interest Escrow (except for the construction funding for homes). The customer will make cash interest payments only when the Interest Escrow is fully depleted, except for construction funding for homes, where the customer makes interest payments monthly.

(9) The cash bond is in place to guarantee to the township that work will be completed on this project. We will fund this work and expect to cancel the bond upon completion of the work.

The Pennsylvania Loans created in 2011 had a $1,000 loan fee. The expenses incurred related to issuing the loan were approximately $76, which were netted against the loan amount. The remaining $924, which is netted against the gross loan amount, is being recognized over the expected life of the loans using the straight-line method in accordance with ASC 310-20, Nonrefundable Fees and Other Costs. During 2014 and 2015, eight construction loans to the same customer were executed with $162 in loan fees, which are being recognized over the expected life of each advance.

The Company has a credit agreement with its largest borrower which includes a maximum exposure on all three loans, as described in the chart below. This limit does not include construction loans.

F-16

Commercial Loans – Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2015. The Pennsylvania loans below are included as part of the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount		Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
Pennsylvania	1	3	$7,902	$6,456	(3)	$6,118	77%	$1,000
Total	1	3	$7,902	$6,456		$6,118	77%	$1,000

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third party mortgage balances. Part of this collateral is $1,010 of preferred equity in our Company. In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value.

(3)	The commitment amount includes letters of credit and cash bonds.

The following is a summary of our loan portfolio to builders for land development as of December 31, 2014. The Pennsylvania loans below are included as part of the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount		Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
Pennsylvania	1	3	$5,997	$4,903	(3)	$4,748	79%	$1,000
Total	1	3	$5,997	$4,903		$4,748	79%	$1,000

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third party mortgage balances. Part of this collateral is $1,000 of preferred equity in our Company. In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value.

(3)	The commitment amount includes a portion of the letter of credit which, when added to the current outstanding balance, is greater than the $4,750 maximum commitment amount per the Credit Agreement.

Commercial Loans – Construction Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2015.

State	Number of Borrowers	Number of Loans	Value of Collateral (1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Colorado	1	4	$2,160	$1,519	$830	70%		5%
Connecticut	1	1	715	500	251	70%		5%
Delaware	1	2	1,074	671	105	63%		5%
Florida	3	10	10,683	6,440	4,378	60%		5%
Georgia	2	3	3,916	2,278	712	58%		5%
New Jersey	1	2	510	357	268	70%		5%
North Carolina	1	2	385	270	172	70%		5%
Pennsylvania	2	6	4,107	2,391	1,275	58%		5%
South Carolina	2	16	2,395	1,699	1,136	71%		5%
Total	14	46	$25,945	$16,125	$9,127	62	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

F-17

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2014. Some of the Pennsylvania loans are included as part of the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral (1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Colorado	1	1	$515	$361	$68	70%		5%
Florida	1	2	685	480	404	70%		5%
Georgia	2	5	1,027	810	349	79%		5%
Louisiana	1	2	1,230	861	620	70%		5%
New Jersey	1	1	390	273	259	70%		5%
Pennsylvania	2	4	2,826	1,850	1,463	65%		5%
South Carolina	2	4	1,577	900	780	57%		5%
Total	10	19	$8,250	$5,535	$3,943	67	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

Credit Quality Information

The following table presents credit-related information at the “class” level in accordance with ASC 310-10-50, Disclosures about the Credit Quality of Finance Receivables and the Allowance for Credit Losses. A class is generally a disaggregation of a portfolio segment. In determining the classes, the Company considered the finance receivable characteristics and methods it applies in monitoring and assessing credit risk and performance.

The following table summarizes finance receivables by the risk ratings that regulatory agencies utilize to classify credit exposure and which are consistent with indicators the Company monitors. Risk ratings are reviewed on a regular basis and are adjusted as necessary for updated information affecting the borrowers’ ability to fulfill their obligations.

The definitions of these ratings are as follows:

●	Pass – finance receivables in this category do not meet the criteria for classification in one of the categories below.

●	Special mention – a special mention asset exhibits potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects.

●	Classified – a classified asset ranges from: 1) assets that are inadequately protected by the current sound worth and paying capacity of the borrower, and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected to 2) assets with weaknesses that make collection or liquidation in full unlikely on the basis of current facts, conditions, and values. Assets in this classification can be accruing or on non-accrual depending on the evaluation of these factors.

Finance Receivables – By risk rating:

	December 31, 2015	December 31, 2014

Pass	$14,060	$7,301
Special mention	–	796
Classified – accruing	–	–
Classified – nonaccrual	–	–

Total	$14,060	$8,097

Finance Receivables – Method of impairment calculation:

	December 31, 2015	December 31, 2014

Performing loans evaluated individually	$9,971	$5,571
Performing loans evaluated collectively	4,089	2,526
Non-performing loans without a specific reserve	$–	$–
Non-performing loans with a specific reserve	–	–

Total evaluated collectively for loan losses	$14,060	$8,097

At December 31, 2015 and 2014, there were no loans acquired with deteriorated credit quality, past due loans, impaired loans, or loans on nonaccrual status.

F-18

5. Foreclosed Assets

Roll forward of Foreclosed Assets for the years ended December 31, 2015 and 2014:

	2015	2014

Beginning balance	$–	$–
Additions from loans	885	–
Additions for construction/development	85	–

Ending balance	$965	$–

We foreclosed on five properties during 2015, of which four were acquired at the foreclosure sale and one was acquired via a deed in lieu of foreclosure. Three of the properties were lots in Georgia. We have an agreement with a builder to build a house on one of the lots and will likely start construction on a second home once the first has a sales agreement. The first home started construction in November of 2015. Two of the properties are partially completed homes in Louisiana. The Company has an agreement with a builder to finish the homes.

6. Borrowings

Purchase and Sale Agreements

In December 2014, the Company entered into a purchase and sale agreement with 1st Financial Bank USA whereby the purchaser may buy loans offered to it by us, and we may be obligated to offer certain loans to purchaser. Purchaser is buying senior positions in the loans they purchase, generally 50% of each loan. Purchaser generally receives the interest rate we charge the borrower (with a floor of 10%) on their portion of the loan balance, and we receive the rest of the interest and all of the loan fee. We service the loans. There is an unlimited right for us to call any loan sold, however in any case of such call, a minimum of 4% of the commitment amount of purchaser must have been received by purchaser in interest, or we must make up the difference. Also, the purchaser has a put option, which is limited to 10% of the funding made by purchaser under all loans purchased in the trailing 12 months.

In April 2015, the Company entered into a purchase and sale agreement with Seven Kings Holdings, Inc. (“7Kings”) as purchaser and the Company as seller, whereby 7Kings buys loans offered to it by us, providing that their portions of the loans always total less than $1,500. 7Kings may adjust the $1,500 with notice, but such change will not cause a buyback by us. 7Kings is buying pari-passu positions in the loans they purchase, generally 50% of each loan. 7Kings generally receives a 9% interest rate on its portion of the loan balance, and we receive the rest of the interest and all of the loan fees. We service the loans. There is an unlimited right for us to call any loan sold. This transaction is accounted for as a secured line of credit. In the fourth quarter of 2015, we entered into a modification of our agreement with 7Kings whereby purchaser agreed to buy priority interests of $1,000 each in two large loans we originated. The interest rate for those two loans is 9.5% to 7Kings. On December 31, 2015, an affiliate of 7Kings, S.K. Funding, LLC, purchased 4% of our common equity from the Wallach family.

The purchase and sale agreements are recorded as secured borrowings.

The purchase and sale agreements are detailed below:

	December 31, 2015		December 31, 2014
	Book Value of	Due From	Book Value of	Due From
	Loans which	Shepherd’s	Loans which	Shepherd’s
	Served as	Finance to Loan	Served as	Finance to Loan
	Collateral	Purchaser	Collateral	Purchaser
Loan purchaser
1st Financial Bank, USA	$2,723	$1,061	$–	$–
Seven Kings Holdings, Inc.	4,522	2,622	–	–

Total	$7,245	$3,683	$–	$–

Affiliate Loans

In December 2011, the Company entered into two secured revolving lines of credit with affiliates, both of whom are members. These loans have an interest rate of the affiliates’ cost of funds, which was 4.20% and 3.93% as of December 31, 2015 and 2014, respectively. They are demand notes. The maximum that can be borrowed under these notes is $1,500, at the discretion of the lenders. The actual amount borrowed was $0 at both December 31, 2015 and 2014, leaving $1,500 in potential credit availability on those dates. There is no obligation of the affiliates to lend money up to the note amount. The security for the lines of credit includes all of the assets of the Company. The weighted average balance of affiliate borrowings outstanding was $0 and $32 for the years ended December 31, 2015 and 2014, respectively, and the interest expense was $0 and $1 for the same periods, respectively.

F-19

7Kings owns 4% of our common equity. 7Kings also is an investor in our notes program for $500, is a buyer in a purchase and sale agreement where we are the seller, and has a $500 unsecured note due from us.

Other Unsecured Loans

In August 2015, we entered into an unsecured note with 7Kings, under which we are the borrower. The note has a maximum amount outstanding of $500, of which $500 was outstanding as of December 31, 2015. Interest on the 7Kings loan accrues annually at a rate of 7.5%. The note is due on February 19, 2016 and may be prepaid at any time without penalty. Interest is due at the end of each month and was $14 in 2015. On December 31, 2015, 7Kings and its affiliates purchased 4% of our common equity from the Wallach family. In December 2015, we entered into an unsecured note with an unrelated third party, under which we are the borrower. The note has a maximum amount outstanding of $100, of which $100 was outstanding as of December 31, 2015. Interest on this note accrues annually at a rate of 7.9%. The note is due on June 23, 2017 and may be prepaid at any time without penalty. Interest accrues and compounds monthly.

SF Loan

The SF Loan, under which we are the borrower, is an unsecured loan in the original principal amount of $1,500, of which $0 and $375 was outstanding as of December 31, 2015 and 2014, respectively. Interest on the SF Loan accrued annually at a rate of 5.0%. On December 31, 2014, the Company and the Hoskins Group entered into a series of agreements which, among other things, 1) converted $1,000 of the SF Loan from debt to preferred equity, 2) repaid $125 of the SF Loan and applied those proceeds to increase the Interest Escrow, and 3) required elimination of the remaining balance of the SF Loan with a cash payment upon the repayment of the construction loan on lot 5, Tuscany. This payment was made in the first quarter of 2015.

Notes Program

Borrowings through our public offerings were $8,496 and $5,427 at December 31, 2015 and 2014, respectively. The effective interest rate on the borrowings at December 31, 2015 and 2014 7.30% and 7.26%, respectively, not including the amortization of deferred financing costs. There are limited rights of early redemption. We generally offer four durations at any given time, ranging anywhere from 12 to 48 months. The following table shows the roll forward of our Notes program:

	Year Ended December 31, 2015	Year Ended December 31, 2014

Notes outstanding, beginning of period	$5,427	$1,739
Notes issued	3,737	4,119
Note repayments / redemptions	(668)	(431)

Notes outstanding, end of period	$8,496	$5,427

The following table shows the maturity of outstanding debt as of December 31, 2015.

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Purchase and Sale Agreements

2016	$6,428	$2,246	$500	$3,683
2017	2,635	2,535	100	–
2018	2,141	2,141	–	–
2019	1,574	1,574	–	–

Total	$12,779	$8,496	$600	$3,683

7. Members’ Capital

There are currently two classes of units (class A common units and series B cumulative preferred units).

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The Class A common units are held by three members, all of whom have no personal liability. All Class A common members have voting rights in proportion to their capital account. There were 2,629 class A common units outstanding at both December 31, 2015 and 2014. On December 31, 2015, an affiliate of 7Kings, S.K. Funding, LLC, purchased 4% of our common equity from the Wallach family.

The series B cumulative preferred units were issued to the Hoskins Group through a reduction in the SF Loan. They are redeemable only at the option of the Company or upon a change or control or liquidation. Ten units were issued for a total of $1,000. The series B units have a fixed value which is their purchase price, and preferred liquidation and distribution rights. Yearly distributions of 10% of the units’ value (providing profits are available) will be made quarterly. The Hoskins Group series B cumulative preferred units are also used as collateral for that group’s loans to the Company. There is no liquid market for the preferred equity instrument, so we can give no assurance as to our ability to generate any amount of proceeds from that collateral. In December of 2015, the Hoskins Group agreed to purchase 0.1 unit for $10 at each closing of a lot to a third party in the Hamlets and Tuscany subdivision.

There are two additional authorized unit classes: class A preferred units and class B profit units. Once class B profit units are issued, the existing class A common units will become class A preferred units. Class A preferred units will receive preferred treatment in terms of distributions and liquidation proceeds.

The members’ capital balances by class are as follows:

Class	December 31, 2015	December 31, 2014
B Preferred Units	$1,010	$1,000
A Common Units	2,274	2,057

Members’ Capital	$3,284	$3,057

8. Related Party Transactions

Notes and Accounts Payable to Affiliates

The Company has a loan agreement with two of our affiliates, as more fully described in Note 6 – Affiliate Loans.

The Company has loan agreements with the Hoskins Group, as more fully described in Note 6 – SF Loan and Note 4 – Pennsylvania Loans.

The Hoskins Group has a preferred equity interest in the Company, as more fully described in Note 7.

S.K. Funding, LLC, an affiliate of 7Kings, owns 4% of our common equity. 7Kings also is:

●	The lender on a $500 unsecured note, as more fully described in Note 6 – Other Unsecured Loans

●	An investor in our unsecured Notes for $500, and

●	The purchaser in a purchase and sale agreement, as more fully described in Note 6, Purchase and Sale Agreements

The Company has accepted new investments under the Notes program from employees, managers, members and relatives of managers and members, with $2,600 outstanding at December 31, 2015. The larger of these investments are detailed below:

	Relationship to			Weighted average interest	Interest earned during the year ended
	Shepherd’s	Amount invested as of		rate as of	December 31,
Investor	Finance	December 31, 2015	December 31, 2014	December 31, 2015	2015	2014
Bill Myrick	Independent Manager	$268	$141	7.74%	$14	$9

R. Scott Summers	Son of Independent Manager	475	100	7.26%	15	6

Wallach Family Irrevocable Educational Trust	Trustee is Member	200	200	7.00%	15	7

David and Carole Wallach	Parents of Member	111	111	8.00%	9	8

Eric Rauscher	Independent Manager	600	500	7.13%	37	35

Joseph Rauscher	Parents of Independent Manager	186	186	8.00%	16	10

Seven Kings	Member	500	500	7.00%	35	24

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9. Commitments and Contingencies

In the normal course of business there may be outstanding commitments to extend credit that are not included in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon and some of the funding may come from the earlier repayment of the same loan (in the case of revolving lines), the total commitment amounts do not necessarily represent future cash requirements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Unfunded commitments to extend credit, which have similar collateral, credit risk and market risk to our outstanding loans, were $7,332 and $1,745 at December 31, 2015 and 2014, respectively.

In September 2013, the Company issued a Letter of Credit for $155 to a sewer authority relating to the BMH Loan. Refer to the chart in Note 4 – Commercial Loans – Real Estate Development Loan Portfolio Summary for further details describing this commitment.

The property securing the BMH Loan is subject to a mortgage in the amount of $1,146, which is held by United Bank and guaranteed by 84 FINANCIAL, L.P. The subordinated mortgage balance of $731 and $1,146 is subtracted from the appraised value of the land in the land valuation detail of the Pennsylvania financing receivables in Note 4 at December 31, 2015 and 2014, respectively.

10. Selected Quarterly Condensed Consolidated Financial Data (Unaudited)

Summarized unaudited quarterly condensed consolidated financial data for the four quarters of 2015 and 2014 are as follows (in thousands):

	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	2015	2015	2015	2015	2014	2014	2014	2014

Net Interest Income	$326	$210	$212	$192	$215	$180	$156	$132
Non-Interest Income	105	–	–	–	–	–	–	–
SG&A expense	163	115	119	150	104	87	84	115
Net Income	$268	$95	$93	$42	$111	$93	$72	$17

11. Non-Interest expense detail

The following table displays our SG&A expenses for the years ended December 31, 2015 and 2014:

	For the Years Ended December 31,
	2015	2014
Selling, general and administrative expenses
Legal and Accounting	$144	$153
Salaries and related expenses	187	91
Board related expenses	105	74
Advertising	22	10
Rent and Utilities	20	17
Printing	12	12
Loan and foreclosed asset expenses	16	5
Travel	15	8
Other	26	20
Total SG&A	$547	$390

Printing costs are both for printing of investor related material and for the filing of documents electronically with the SEC.

12. Subsequent Events

Management of the Company has evaluated subsequent events through March 3, 2016, the date these consolidated financial statements were issued.

Issuance of Notes

Under the current Notes offering, the Company issued an additional $203 subsequent to December 31, 2015.

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Third Amendment to Loan Purchase and Sale Agreement with 1st Financial Bank USA

On January 12, 2015, we entered into the Third Amendment (the “Third Amendment”) to the Loan Purchase and Sale Agreement dated December 24, 2014 (the “1st Financial Agreement”) by and between us and 1st Financial Bank USA (“1st Financial”). Pursuant to the 1st Financial Agreement, 1st Financial has the right, from time to time, to purchase from us senior priority interests based on the Senior Loan Amount (as that term is defined in the 1st Financial Agreement) in certain loans made to fund the vertical construction of one to four family residential dwellings, that have been approved by 1st Financial’s internal credit committee (referred to herein as “Eligible Loans”).

The Third Amendment modifies subsection (iii) of the definition of “Senior Loan Amount” to reflect that 1st Financial may purchase 60% of the maximum principal amount of certain Eligible Loans after deducting the loan fee. Prior to the Third Amendment, 1st Financial could purchase 50% of the maximum principal amount of certain Eligible Loans after deducting the loan fee.

Construction Loan to Lex Partners II, LLC

On February 19, 2016, we entered into a Construction Loan Agreement (the “Construction Loan Agreement”) by and between us and Lex Partners II, LLC (“LPII”), pursuant to which the Company extended a construction loan (the “Sarasota Loan”) to LPII to be used for the refinance of a parcel of land in Sarasota, Florida and the construction of a water front home thereon. The Sarasota Loan is for an amount up to $3,600, is evidenced by a promissory note (the “Note”), and is secured by a mortgage. The Sarasota Loan closed on February 22, 2016 and the balance of the loan at closing was $2,688.

A loan fee of 5% of the loan amount was paid upon closing of the Sarasota Loan, from proceeds of the loan. The Sarasota Loan bears interest at a rate of our cost of funds plus 2% for the twelve months following the date of closing, our cost of funds plus 4% for the thirteenth through eighteenth months following the date of closing, our cost of funds plus 6% for the nineteenth through twenty-fourth months following the date of closing, and thereafter at a rate of our cost of funds plus 8%. The initial rate index (i.e., our cost of funds) is 9.94% per annum. LPII used the funds under the Sarasota Loan to refinance the lot as well as for payment of fees and hereafter may make up to seven draws used to fund construction.

Payments of interest are due monthly. Payments of principal are due upon our demand or upon the sale or transfer of the parcel. The Sarasota Loan may be prepaid at any time, in whole or in part, without penalty.

Second Amendment to Loan Purchase and Sale Agreement with S.K. Funding, LLC

On February 19, 2016, we entered into the Second Amendment (the “Second Amendment”) to the Loan Purchase and Sale Agreement (the “Agreement”) with S.K. Funding, LLC (the “S.K. Funding”). The Agreement was originally entered into between us and Seven Kings Holdings, Inc. (“7Kings”). However, on or about May 7, 2015, 7Kings assigned its right and interest in the Agreement to S.K. Funding.

The purpose of the Second Amendment was to allow S.K. Funding to purchase portions of up to three loans from us under parameters different from those specified in the Agreement. The loans are larger than the typical loans sold under the Agreement, and S.K. Funding is purchasing priority interests in each. Specifically, S.K. Funding is purchasing portions of two loans made to Benjamin Marcus Homes, LLC, one in the amount of $425 and the other in the amount of $575. S.K. Funding is also purchasing $1,000 of a loan made to Lex Partners II, LLC (the “Lex Partners Loan”). We agreed to pay S.K. Funding an amount equal to two points on the amount of the Lex Partners Loan funded, to be paid simultaneously with S.K. Funding’s funding of that loan. S.K. Funding has the right to participate in discussions concerning servicing of the loans as the loans age beyond their likely durations. The interest rate accruing to S.K. Funding is 9.5% calculated on a 365/366 day basis.

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